    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1997



                                                      REGISTRATION NO. 333-38013

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CABLEVISION SYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

                DELAWARE                                 11-2776686
    (State or other jurisdiction of                    (IRS employer
     incorporation or organization)                identification number)

                              ONE MEDIA CROSSWAYS
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8450
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                ROBERT S. LEMLE
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              ONE MEDIA CROSSWAYS
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8450

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

                                  John P. Mead

                              Sullivan & Cromwell

                                125 Broad Street

                            New York, New York 10004
                            ------------------------

        Approximate date of commencement of proposed sale to the public:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the Securities registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               OFFER TO EXCHANGE

                                all outstanding
                            8 1/8% Senior Debentures
                                    due 2009
                  ($400,000,000 principal amount outstanding)
                                      for
                       8 1/8% Series B Senior Debentures
                                    due 2009
                                       of
                        CABLEVISION SYSTEMS CORPORATION
                                ---------------


                               THE EXCHANGE OFFER
                 WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                      ON DECEMBER 4, 1997, UNLESS EXTENDED

                            ------------------------


    Cablevision Systems Corporation, a Delaware corporation ("Cablevision" and, collectively with its subsidiaries unless the context otherwise requires, the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and, together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 8 1/8% Series B Senior Debentures due 2009 (the "New Debentures"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of the outstanding 8 1/8% Senior Debentures due 2009 (the "Old Debentures") of the Company, of which $400,000,000 principal amount is outstanding. The New Debentures and the Old Debentures are collectively referred to herein as the "Debentures."



    The Company will accept for exchange any and all Old Debentures that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be December 4, 1997, unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Old Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for payment. The Exchange Offer is not conditioned upon any minimum principal amount of Old Debentures being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement (as defined herein). See "The Exchange Offer." Old Debentures may be tendered only in denominations of $1,000 and integral multiples thereof.


    The New Debentures will be obligations of the Company entitled to the benefits of the Indenture (as defined herein). The form and terms of the New Debentures are the same in all material respects as the form and terms of the Old Debentures, except that the New Debentures have been registered under the Securities Act and will not contain terms restricting the transfer thereof. Following the completion of the Exchange Offer, none of the Debentures will be entitled to the benefits of the Registration Rights Agreement relating to contingent increases in the interest rate provided for pursuant thereto. See "The Exchange Offer."

    The New Debentures will bear interest from August 26, 1997. Holders of Old Debentures whose Old Debentures are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Debentures accrued from August 26, 1997 to the date of the issuance of the New Debentures. Interest on the New Debentures is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1998, accruing from August 26, 1997 at a rate of 8 1/8% per annum.

                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------

 INVESTMENT IN THE DEBENTURES INVOLVES SIGNIFICANT RISKS DISCUSSED UNDER "RISK
    FACTORS" ON PAGE 16 WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL
                                    OFFENSE.


                  The date of this Prospectus is November 3, 1997.

(COVER PAGE CONTINUED)


    The Old Debentures are, and the New Debentures will be, senior unsecured obligations of Cablevision and will rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of Cablevision. As of June 30, 1997, after giving effect to the transactions described in the introductory paragraph to the table entitled "Capitalization" and the application of the net proceeds from the sale of the Old Debentures, (i) Cablevision would have had approximately $1,888.3 million of debt outstanding (other than the Debentures and other than certain limited recourse guarantees of subsidiary debt), virtually all of which would have been unsecured, (ii) Restricted Group (as defined herein) subsidiaries of Cablevision would have had approximately $1,502.6 million of third-party debt (including guarantees of borrowings under the Credit Agreement (as defined herein) of $840.0 million), and (iii) Unrestricted Group (as defined herein) subsidiaries of Cablevision would have had approximately $2,134.4 million of debt. See "Risk Factors--Ranking of Debentures" and "Capitalization" for additional information concerning indebtedness of Cablevision and its subsidiaries.


    Old Debentures initially sold to Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) and pursuant to Regulation S under the Securities Act were represented by global Debenture certificates in definitive fully registered form without coupons, registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary. The New Debentures exchanged for Old Debentures represented by the global Debenture certificates will be represented by global Debenture certificates in definitive fully registered form without coupons, registered in the name of the nominee of DTC, as depositary, unless the beneficial holders thereof request otherwise. The global Debenture certificates will be exchangeable, upon ten days' prior written notice, for New Debentures in definitive fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. See "Description of New Debentures--Book-Entry Delivery and Form."

    Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Debentures issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Debentures are acquired in the ordinary course of such holders' business and such holders have no arrangements with any person to participate in the distribution of such New Debentures. Each broker-dealer that receives New Debentures for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Debentures. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Debentures received in exchange for Old Debentures where such Old Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will not receive any proceeds from this offering, and no underwriter is being utilized in connection with the Exchange Offer.

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD DEBENTURES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

    WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

    The New Debentures are a new issue of securities for which there is currently no trading market. If the New Debentures are traded after their initial issuance, they may trade at a discount from their principal amount, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company. Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated have advised the Company that they currently intend to make a market in the Old Debentures and the New Debentures. However, they are not obligated to do so, and any market making activity with respect to the Old Debentures and the New Debentures may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Old Debentures and the New Debentures. The Company does not intend to apply for listing of the New Debentures on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

                               TABLE OF CONTENTS


                                                                                           PAGE
                                                                                           -----
Available Information.................................................................           4
Incorporation of Certain Documents by Reference.......................................           4
Summary...............................................................................           6
Risk Factors..........................................................................          16
Use of Proceeds.......................................................................          20
The Exchange Offer....................................................................          20
Capitalization........................................................................          27
Description of New Debentures.........................................................          29
Certain Federal Income Tax Consequences...............................................          41
Plan of Distribution..................................................................          44
Validity of New Debentures............................................................          44
Experts...............................................................................          44

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and are also available on the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

    This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

        (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Company's Form 10-K/A for the fiscal year ended December 31, 1996 (collectively, the "Form 10-K");


        (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997 (the "Form 10-Qs");


        (c) the Company's Current Reports on Form 8-K filed February 18, 1997, March 12, 1997, April 18, 1997, June 10, 1997, July 10, 1997, August 30,
    1997 and September 9, 1997 (the "Form 8-Ks"); and

        (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.


    Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). The Company's principal executive offices are located at One Media Crossways, Woodbury, New York 11797, and its telephone number is (516) 364-8450. Requests for such copies should be directed to the Secretary of the Company at its executive offices.
                            ------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

    The term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements and the Notes thereto incorporated by reference from the Form 10-K and the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from the Form 10-K or the Form 10-Qs, as applicable.
                            ------------------------

    This Prospectus contains or incorporates by reference statements that constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward looking statements as a result of various factors. Factors that may cause such differences to occur include but are not limited to (i) the level of growth in the Company's revenues, (ii) subscriber demand, competition, the cost of programming and industry conditions, (iii) whether expenses of the Company continue to increase or increase at a rate faster than expected, (iv) whether any unconsummated transactions are consummated on the terms and at the times set forth (if at all), (v) new competitors entering the Company's franchise areas and (vi) other risks and uncertainties inherent in the cable television business. See "Risk Factors."

                                    SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS."

                                  THE COMPANY

    The Company is one of the largest operators of cable television systems in the United States, with approximately 2,889,000 subscribers in 19 states as of June 30, 1997, based on the number of basic subscribers in systems which are currently majority-owned and managed by the Company (after giving effect to the closing of the A-R Cable Transaction, as defined under "Capitalization" herein and described in the Company's Form 10-Q for the quarter ended June 30, 1997). The Company also has ownership interests in companies that produce and distribute national and regional programming services and provide advertising sales services for the cable television industry and in Madison Square Garden, L.P. ("MSG"), a sports entertainment company.

CABLE TELEVISION

    The cable television systems that are currently majority-owned and managed by the Company (the "Company's cable television systems") served approximately 2,889,000 subscribers in 19 states as of June 30, 1997 (after giving effect to the closing of the A-R Cable Transaction, as described in the Company's Form 10-Q for the quarter ended June 30, 1997). The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($38.19 for June 1997) and a high ratio of premium service units to basic subscribers (1.4:1 for June 1997). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

    The cable television operations in the Company's restricted group of subsidiaries (the "Restricted Group") served approximately 1,937,000 subscribers as of June 30, 1997, primarily in and around metropolitan New York City (including in the boroughs of Brooklyn and The Bronx, on Long Island, in Fairfield County, Connecticut, in New Jersey and in Westchester County, New
York) and in and around Boston, Massachusetts. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Restricted Group for June 1997 were $41.51 and 1.6:1, respectively.

    The cable television operations currently in the Company's unrestricted group of subsidiaries ("Unrestricted Cable") served approximately 952,000 subscribers as of June 30, 1997 in Ohio and 15 other states. The revenue per subscriber and ratio of premium service units to basic subscribers for Unrestricted Cable for June 1997 were $31.47 and 1.1:1, respectively.

PROGRAMMING AND ENTERTAINMENT SERVICES

    The Company conducts its programming and entertainment activities through Rainbow Media Holdings, Inc. ("Rainbow Media"), its 75% owned subsidiary and a member of the Unrestricted Group, and through subsidiaries of Rainbow Media in partnership with certain unaffiliated entities, including Liberty Media Corporation. The remaining 25% interest in Rainbow Media is owned by NBC Cable Holdings, Inc., a subsidiary of National Broadcasting Company, Inc. ("NBC"). Rainbow Media's businesses include MSG, seven regional SportsChannel networks, five national entertainment networks (American Movie Classics ("AMC"), Bravo, MuchMusic, Romance Classics and the Independent Film Channel ("IFC")), Rainbow News 12 (regional news networks serving suburban areas surrounding New York
City) and the sports network of Prime SportsChannel Networks ("Prime Network"). MSG is a sports entertainment company that owns and operates the Madison Square Garden arena and the adjoining Theater at MSG, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the Madison Square Garden Network and SportsChannel Associates ("SportsChannel New York"). MSG and Rainbow Media's SportsChannel networks provide regional sports programming to the New York, New England, Chicago, Cincinnati, Cleveland, San Francisco and Florida areas. AMC is a national entertainment network featuring classic, unedited and non-colorized films from the 1930s through the 1970s. Bravo is a national entertainment network offering international films and performing arts programs, including jazz, dance, classical music, opera and theatrical programs. Romance Classics is a national entertainment network featuring classic, unedited and non-colorized films with romantic themes from the 1930s through the 1970s. MuchMusic is a music network featuring a diverse mix of new and established musical artists. IFC is a national entertainment network that airs independent films made outside the traditional Hollywood system. See "Business--Programming Operations--General" in the Form 10-K.

ADVERTISING SERVICES

    Rainbow Advertising sells advertising time to national, regional and local advertisers on behalf of the Company's cable television systems and the SportsChannel and Rainbow News 12 programming networks, as well as on behalf of unaffiliated cable television systems. Under the agreement with Fox Sports Net, LLC ("Fox Sports") described in the Company's Form 8-K filed July 10, 1997, Rainbow Media would contribute the national advertising assets of Rainbow Advertising relating to its SportsChannel programming networks to a new 50/50 partnership with Fox Sports to be named National Advertising Partners.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

    The Exchange Offer relates to the exchange of up to $400,000,000 aggregate principal amount of Old Debentures for up to an equal aggregate principal amount of New Debentures. The New Debentures will be obligations of the Company entitled to the benefits of the Indenture. The form and terms of the New Debentures are the same in all material respects as the form and terms of the Old Debentures, except that the New Debentures have been registered under the Securities Act and will not contain terms restricting the transfer thereof (and hence are not entitled to the benefits of the Registration Rights Agreement relating to the contingent increases in the interest rate provided for pursuant thereto). The Old Debentures and the New Debentures are herein collectively referred to as the "Debentures." See "Description of New Debentures."


THE EXCHANGE OFFER...........  $1,000 principal amount of New Debentures will be issued in exchange for each $1,000 principal amount of Old
                                 Debentures validly tendered pursuant to the Exchange
                                 Offer. As of the date hereof, $400,000,000 in aggregate
                                 principal amount of Old Debentures are outstanding. The
                                 Company will issue the New Debentures to tendering holders of Old Debentures promptly after the Expiration Date.

RESALE.......................  The Company believes that the New Debentures issued pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any
                                 prospectus delivery requirement under the Securities Act,
                                 except that a "dealer" or any "affiliate" of the Company,
                                 as such terms are defined under the Securities Act, that
                                 exchanges Old Debentures held for its own account (a
                                 "Restricted Holder") may be required to deliver copies of
                                 this Prospectus in connection with any resale of the New
                                 Debentures issued in exchange for such Old Debentures. See
                                 "The Exchange Offer--General" and "Plan of Distribution."

EXPIRATION DATE..............  5:00 p.m., New York City time, on December 4, 1997, unless the Exchange Offer is extended, in which case the term
                                 "Expiration Date" means the latest date and time to which
                                 the Exchange Offer is extended. See "The Exchange
                                 Offer--Expiration Date; Extensions; Amendments."

ACCRUED INTEREST ON THE NEW
  DEBENTURES AND THE OLD
  DEBENTURES.................  The New Debentures will bear interest from August 26, 1997.
                               Holders of Old Debentures whose Old Debentures are accepted for exchange will be deemed to have waived the right to
                                 receive any payment in respect of interest on such Old
                                 Debentures accrued from August 26, 1997 to the date of the issuance of the New Debentures. Consequently, holders who
                                 exchange their Old Debentures for New Debentures will
                                 receive the same interest payment on February 15, 1998
                                 (the first interest payment date with respect to the Old
                                 Debentures and the New Debentures) that they would have
                                 received had they not accepted the Exchange Offer. See
                                 "The Exchange Offer--Interest on the New Debentures."

TERMINATION OF THE EXCHANGE
  OFFER......................  The Company may terminate the Exchange Offer if it determines that its ability to proceed with the Exchange
                                 Offer could be materially impaired due to any legal or
                                 governmental action, any new law, statute, rule or
                                 regulation or any interpretation of the staff of the
                                 Commission of any existing law, statute, rule or
                                 regulation or if the Company deems it advisable to
                                 terminate the Exchange Offer. Holders of Old Debentures
                                 will have certain rights against the Company under the
                                 Registration Rights Agreement should the Company fail to
                                 consummate the Exchange Offer. See "The Exchange
                                 Offer--Termination."

                               No federal or state regulatory requirements must be complied with or approvals obtained in connection with the Exchange
                                 Offer, other than applicable requirements under federal
                                 and state securities laws.

PROCEDURES FOR TENDERING OLD
  DEBENTURES.................  Each holder of Old Debentures wishing to accept the Exchange
                               Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such
                                 facsimile, together with the Old Debentures to be
                                 exchanged and any other required documentation to The Bank of New York, as Exchange Agent, at the address set forth
                                 herein and therein or effect a tender of Old Debentures
                                 pursuant to the procedures for book-entry transfer as
                                 provided for herein. See "The Exchange Offer--Procedures
                                 for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL HOLDERS.........  Any beneficial holder whose Old Debentures are registered in the name of his broker, dealer, commercial bank, trust
                                 company or other nominee and who wishes to tender in the
                                 Exchange Offer should contact such registered holder
                                 promptly and instruct such registered holder to tender on
                                 his behalf. If such beneficial holder wishes to tender on
                                 his own behalf, such beneficial holder must, prior to
                                 completing and executing the Letter of Transmittal and
                                 delivering his Old Debentures, either make appropriate
                                 arrangements to register ownership of the Old Debentures
                                 in such holder's name or obtain a properly completed bond
                                 power from the registered holder. The transfer of record
                                 ownership may take considerable time. See "The Exchange
                                 Offer--Procedures for Tendering."

GUARANTEED DELIVERY
  PROCEDURES.................  Holders of Old Debentures who wish to tender their Old
                               Debentures and whose Old Debentures are not immediately
                                 available or who cannot deliver their Old Debentures (or
                                 who cannot complete the procedure for book-entry transfer
                                 on a timely basis) and a properly completed Letter of
                                 Transmittal or any other documents required by the Letter
                                 of Transmittal to the Exchange Agent prior to the
                                 Expiration Date may tender their Old Debentures according
                                 to the guaranteed delivery procedures set forth in "The
                                 Exchange Offer-- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS............  Tenders of Old Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for
                                 exchange. See "The Exchange Offer--Withdrawal of Tenders."

ACCEPTANCE OF OLD DEBENTURES
  AND DELIVERY OF NEW DEBEN-
  TURES......................  Subject to certain conditions (as summarized above in
                               "Termination of the Exchange Offer" and described more fully in "The Exchange Offer--Termination"), the Company will
                                 accept for exchange any and all Old Debentures which are
                                 properly tendered in the Exchange Offer prior to 5:00
                                 p.m., New York City time, on the Expiration Date. The New
                                 Debentures issued pursuant to the Exchange Offer will be
                                 delivered promptly following the Expiration Date. See "The
                                 Exchange Offer--General."

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES...............  The exchange pursuant to the Exchange Offer will generally not be a taxable event for federal income tax purposes. See
                                 "Certain Federal Income Tax Consequences."

EXCHANGE AGENT...............  The Bank of New York, the Trustee under the Indenture, is serving as exchange agent (the "Exchange Agent") in
                                 connection with the Exchange Offer. See "The Exchange
                                 Offer--Exchange Agent."

USE OF PROCEEDS..............  There will be no cash proceeds payable to the Company from the issuance of the New Debentures pursuant to the Exchange
                                 Offer. Net proceeds received by the Company from the sale
                                 of the Old Debentures were initially applied to repay
                                 borrowings under the Company's principal bank credit
                                 agreement (the "Credit Agreement").

                     SUMMARY DESCRIPTION OF NEW DEBENTURES

SECURITIES OFFERED...........  $400,000,000 principal amount of 8 1/8% Series B Senior
                               Debentures due 2009 (the "New Debentures").

MATURITY DATE................  August 15, 2009.

INTEREST PAYMENT DATES.......  February 15 and August 15, commencing February 15, 1998.

OPTIONAL REDEMPTION..........  The Debentures are not subject to redemption at the option of the Company prior to maturity.

RANKING......................  The Old Debentures are, and the New Debentures will be, senior unsecured obligations of Cablevision and will rank
                                 PARI PASSU in right of payment with all existing and
                                 future unsubordinated indebtedness of Cablevision. All
                                 secured indebtedness of Cablevision will have a prior
                                 claim with respect to the assets securing such indebted-
                                 ness. The liabilities, including trade payables, of
                                 Cablevision's subsidiaries will have a prior claim with
                                 respect to the assets of those subsidiaries. In that
                                 regard, certain of the subsidiaries in the Company's
                                 Restricted Group have guaranteed the indebtedness of
                                 Cablevision under the Credit Agreement, but these
                                 subsidiaries are not guarantors of the Old Debentures and
                                 will not be guarantors of

                                 the New Debentures. As of June 30, 1997, after giving
                                 effect to the transactions described in the introductory
                                 paragraph to the table entitled "Capitalization" and the
                                 application of the net proceeds from the sale of the Old
                                 Debentures, (i) Cablevision would have had $840.0 million
                                 outstanding under the Credit Agreement, $1,048.2 million
                                 of subordinated and senior subordinated indebtedness and
                                 obligations and $115,000 of capitalized leases; (ii)
                                 subsidiaries in the Restricted Group would have had $657.4 million of indebtedness and $5.2 million of capitalized
                                 leases, in addition to the guarantees of Cablevision's
                                 borrowings under the Credit Agreement; and (iii)
                                 subsidiaries in the Company's unrestricted group of
                                 subsidiaries (the "Unrestricted Group") would have had
                                 $2,134.4 million of indebtedness and capitalized leases.
                                 All of the indebtedness of subsidiaries in the Restricted
                                 Group has been guaranteed by Cablevision ($151.0 million
                                 on a senior subordinated basis and the balance on a senior basis) and $1,070.6 million of the indebtedness of
                                 subsidiaries in the Unrestricted Group has been guaranteed by Cablevision on a limited recourse basis with the
                                 guarantee limited to the stock of the relevant subsidiary, which stock has been pledged to the lender to secure the
                                 guarantee.

CERTAIN RESTRICTIONS.........  The Indenture for the Debentures, among other things, contains restrictions (with certain exceptions) on the
                                 ability of the Company and its Restricted Subsidiaries (as defined) to incur additional indebtedness, make certain
                                 dividend payments or payments to redeem or retire capital
                                 stock, invest in Unrestricted Subsidiaries or Affiliates
                                 (each, as defined), engage in certain transactions with
                                 Affiliates, incur liens and merge or consolidate with or
                                 transfer all or substantially all of their assets to
                                 another entity.

REGISTRATION RIGHTS..........  The Company is obligated to consummate the Exchange Offer or to cause resales of the Old Debentures to be registered
                                 under the Securities Act and, if one of such events does
                                 not occur prior to April 26, 1998, then the annual
                                 interest rate borne by the Old Debentures will be
                                 increased to 8 3/8%. Thereafter, at the end of each 90-day period during which such Exchange Offer is not con-
                                 summated or a shelf registration statement is not declared effective, the annual interest rate borne by the Old
                                 Debentures shall be increased by an additional 0.25%. Upon consummation of such Exchange Offer or the effectiveness
                                 of such shelf registration statement, the interest rate
                                 borne by the Old Debentures will revert to 8 1/8%. See
                                 "Description of New Debentures--Registration Rights
                                 Agreement."


                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN MATTERS RELATING TO AN INVESTMENT IN THE NEW DEBENTURES. SEE "RISK FACTORS."

                            SELECTED FINANCIAL DATA

    The historical consolidated statement of operations data (except for book value per common share and deficiency of earnings available to cover fixed charges) and consolidated balance sheet data for each year ended and as of December 31 in each year in the five-year period ended December 31, 1996, included in the following selected financial data, have been derived from the Consolidated Financial Statements of the Company, audited by KPMG Peat Marwick LLP, independent public accountants. The historical consolidated statement of operations data and balance sheet data for the periods ended and as of June 30, 1997 and 1996 included in the following selected financial data have been derived from financial statements of the Company that have not been audited, but that, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the interim periods. The results of operations for the six-month period ended June 30, 1997 are not necessarily indicative of the results of operations for the full year, although the Company expects to incur a substantial loss for the year ending December 31, 1997.

                                              SIX MONTHS ENDED
                                                  JUNE 30,                       YEAR ENDED DECEMBER 31,
                                            --------------------  -----------------------------------------------------
                                              1997       1996       1996       1995       1994       1993       1992
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA(1):
Revenues..................................  $ 797,065  $ 624,496  $1,315,142 $1,078,060 $ 837,169  $ 666,724  $ 572,487
Operating expenses:
  Technical...............................    340,430    257,580    538,272    412,479    302,885    241,877    204,449
  Selling, general and administrative.....    214,619    146,439    313,476    266,209    195,942    172,687    120,356
  Restructuring charge....................         --         --         --         --      4,306(2)        --        --
  Depreciation and amortization...........    222,581    175,168    388,982    319,929    271,343    194,904    168,538
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit..........................     19,435     45,309     74,412     79,443     62,693     57,256     79,144
Other income (expense):
  Interest expense, net...................   (152,957)  (129,859)  (265,015)  (311,887)  (261,781)  (230,327)  (193,379)
  Provision for preferential payment to
    related party.........................     (2,800)    (2,800)    (5,600)    (5,600)    (5,600)    (5,600)    (2,662)
  Provision for loss on Olympics
    venture...............................         --         --         --         --         --         --    (50,000)(3)
  Loss on sale of preferred stock.........         --         --         --         --         --         --    (20,000)(4)
  Write-off of deferred interest and
    financing costs(5)....................         --    (24,012)   (37,784)    (5,517)    (9,884)    (1,044)   (12,284)
  Loss on redemption of debentures........         --         --         --         --     (7,088 (5)        --        --
  Share of affiliates' net losses.........    (31,481)   (40,061)   (82,028)   (93,024)   (82,864)   (61,017)   (47,278)
  Gain (loss) on sale of programming and
    affiliate interests, net..............         --         --         --     35,989         --       (330)     7,053
  Minority interest.......................      3,828     (4,810)    (9,417)    (8,637)    (3,429)     3,000         --
  Gain on sale of marketable securities,
    net...................................         --         --         --         --         --         --        733
  Settlement of litigation and related
    matters...............................         --         --         --         --         --         --     (5,655)
  Miscellaneous, net......................     (3,991)    (4,243)    (6,647)    (8,225)    (7,198)    (8,720)    (6,175)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss..................................   (167,966)  (160,476)  (332,079)  (317,458)  (315,151)  (246,782)  (250,503)
Dividend requirements applicable to
  preferred stock.........................    (72,731)   (58,173)  (127,780)   (20,249)    (6,385)      (885)      (885)
Net loss applicable to common
  stockholders............................  $(240,697) $(218,649) $(459,859) $(337,707) $(321,536) $(247,667) $(251,388)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss per common share.................  $   (9.69) $   (8.81) $  (18.52) $  (14.17) $  (13.72) $  (10.83) $  (11.17)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average number of common shares
  outstanding (in thousands)..............     24,842     24,819     24,827     23,826     23,444     22,859     22,512
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Book value per common share...............  $ (105.20) $  (85.59) $  (95.59) $  (76.61) $  (76.93) $  (64.61) $  (55.28)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Deficiency of earnings available to cover
  fixed charges...........................  $(167,966) $(160,476) $(332,079) $(317,458) $(315,151) $(246,782) $(250,503)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                   (FOOTNOTES ON FOLLOWING PAGE)

                                                      AS OF                         AS OF DECEMBER 31,
                                                     JUNE 30,   ----------------------------------------------------------
                                                       1997        1996        1995        1994        1993        1992
                                                    ----------  ----------  ----------  ----------  ----------  ----------
                                                                        (DOLLARS IN THOUSANDS, EXCEPT
                                                                        AVERAGE MONTHLY REVENUE DATA)
CONSOLIDATED BALANCE SHEET DATA(1):
Total assets......................................  $4,648,324  $3,034,725  $2,502,305  $2,176,413  $1,327,418  $1,251,157
Total debt........................................   4,572,291   3,334,701   3,157,107   3,169,236   2,235,499   2,004,452
Redeemable preferred stock........................   1,062,884   1,005,265     257,751          --          --          --
Stockholders' deficiency..........................  (2,614,570) (2,374,285) (1,891,676) (1,818,535) (1,503,244) (1,250,248)

STATISTICAL DATA(1):
Homes passed(6)...................................   3,970,000   3,858,000   3,328,000   2,899,000   2,240,000   2,019,000
Basic service subscribers.........................   2,560,000   2,445,000   2,061,000   1,768,000   1,379,000   1,262,000
Basic penetration(7)..............................        64.5%       63.4%       61.9%       61.0%       61.6%       62.5%
Number of premium television units................   3,803,000   3,862,000   3,990,000   3,208,000   3,003,000   2,802,000
Average number of premium units per basic
  subscriber......................................         1.5         1.6         1.9         1.8         2.2         2.2
Average monthly revenue per basic subscriber(8)...  $    39.18  $    36.71  $    37.07  $    36.33  $    36.59  $    37.64

------------------------
(1) The consolidated statement of operations, balance sheet and statistical data reflect (i) the acquisition of Cablevision of New York City ("Cablevision of NYC"), effective as of July 10, 1992, and (ii) various acquisitions of cable television systems and other businesses during the periods presented. See "Business--Cable Television Operations" in the Form 10-K. Acquisitions made by the Company during the periods presented were accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value, except for the acquisition of partnership interests in Cablevision of NYC from Charles
    F. Dolan and entities affiliated with him, which were recorded at Mr. Dolan's and such entities' historical costs. Acquisitions are reflected in the consolidated statement of operations, balance sheet and statistical data from the time of acquisition.

(2) The Company recorded a one-time charge in the first quarter of 1994 to provide for employee severance and related costs resulting from a restructuring of its operations.

(3) In 1992, the Company recognized a $50 million loss in connection with Rainbow Media's commitment in respect of its venture with NBC relating to the 1992 Summer Olympics, which the Company paid in January 1993.

(4) In connection with the 1992 reorganization of V Cable, Inc. ("V Cable"), the Company redeemed the redeemable preferred stock of A-R Cable Services, Inc. ("A-R Cable"), incurring a loss of $20 million.


(5) In connection with the 1992 reorganization of V Cable, the Company wrote off approximately $7.5 million of deferred financing costs related to the debt of V Cable, and a portion of the Company's deferred financing costs of approximately $4.8 million in 1992 and $1.0 million in 1993, related to the replacement of bank debt with subordinated debt, were written off. In October 1994, the Company entered into a new bank credit agreement and redeemed $200 million of its reset debentures. The related deferred financing costs and unamortized discount relating to each were written off (the portions relating to Cablevision of NYC and Cablevision of New Jersey amounting to $3.2 million were written off in 1995) and charges of approximately $2.0 million in redemption fees, $4.5 million in deferred financing costs and $0.6 million in unamortized discount were recorded in connection with the redemption of the reset debentures. In January 1995, Rainbow Media amended its credit agreement to refinance its existing borrowings and to provide funds for the acquisition of the third-party interests in SportsChannel New York and Rainbow News 12, resulting in an approximately $2.3 million write-off of deferred financing costs. In April 1996, the Company wrote off approximately $24.0 million of deferred interest and financing costs in connection with the refinancing of all indebtedness of V Cable and VC Holding, Inc. and the formation of Cablevision of Ohio. In September 1996, the Company wrote off approximately $10.3 million of deferred financing costs in connection with the refinancing of the Credit Agreement, and in the fourth quarter of 1996, an additional $3.1 million of deferred financing costs relating to the Company's MFR subsidiary were written off in connection with a reorganization and refinancing of Cablevision MFR, Inc.


(6) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

(7) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.

(8) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the month of June or December, as the case may be, divided by the average number of basic subscribers for that month.

                   SUPPLEMENTAL FINANCIAL AND OPERATING DATA

    The following tables set forth information concerning the Company's Restricted Group and Unrestricted Cable on the dates and for the periods indicated. Data for the 1997, 1996 and 1995 periods reflect the Restricted Group and Unrestricted Cable as they were constituted on June 30, 1997. Pro forma data for the periods ended and as of June 30, 1997 and December 31, 1996 have been adjusted to give pro forma effect to the transactions described under "Condensed Pro Forma Consolidated Financial Information" in the Company's Form 8-K filed on August 30, 1997 and assumes that A-R Cable, A-R Cable Partners and Cablevision of Framingham Holdings, Inc. ("CFHI") became part of Unrestricted Cable as of the beginning of the respective periods. The data should be read in conjunction with the Company's Consolidated Financial Statements and Management's Discussion and Analysis.

                                    SIX MONTHS ENDED
                                        JUNE 30,                                         YEAR ENDED DECEMBER 31,
                     ----------------------------------------------      -------------------------------------------------------
                                 1997                      1996                    1996                 1995           1994
                     -----------------------------      -----------      -------------------------   -----------   -------------
                         PRO                                                 PRO
FINANCIAL DATA        FORMA (1)          ACTUAL                           FORMA (1)      ACTUAL
-------------------  -----------       -----------                       -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
RESTRICTED GROUP:
STATEMENT OF
  OPERATIONS DATA:
Revenues...........   $  517,607        $  517,607       $  452,704       $  955,996    $  938,252    $  787,955    $    584,567
Operating profit
  before
  depreciation and
 amortization(2)...      210,893           210,893          189,501          398,728       392,240       344,062         249,316
Depreciation and
  amortization.....      148,424           148,424          132,974          292,695       283,404       248,944         154,187
Operating profit...       62,469            62,469           56,527          106,033       108,836        95,118          95,129
Total interest
  expense(3).......      118,258           117,143          106,734          226,107       213,723       235,479         153,923
BALANCE SHEET DATA:
Total assets.......   $2,330,598        $2,329,018       $2,229,534       $2,279,826    $2,278,246    $1,875,970    $  1,119,882
Bank and senior
  debt.............    1,560,266         1,172,154          606,001        1,436,290       984,554     1,133,231         969,895
Subordinated
  debt(3)..........    1,199,172         1,474,172        1,464,305        1,199,105     1,464,373     1,064,876         764,802
Obligation to
  related party....      189,958           189,958          190,081          192,819       192,819       192,945         193,079
Total debt(3)......    2,949,396         2,836,284        2,260,387        2,828,214     2,641,746     2,391,052       1,927,776
FINANCIAL RATIOS
  AND OTHER DATA:
Operating profit
  before
  depreciation and
  amortization to
  revenues.........         40.7%             40.7%            41.9%            41.7%         41.8%         43.7%           42.6%
Total debt to
  operating profit
  before
  depreciation and
  amortization.....          7.0x(4)           6.7x(4)          6.0x(4)          7.1x          6.7x          6.9x            7.7x
Operating profit
  before
  depreciation and
  amortization to
  total interest
  expense..........          1.8x              1.8x             1.8x             1.8x          1.8x          1.5x            1.6x
Capital
  expenditures.....   $  159,404        $  159,404       $  133,326       $  341,974    $  338,468    $  251,210    $    251,078

UNRESTRICTED CABLE:
STATEMENT OF
  OPERATIONS DATA:
Revenues...........   $  184,026        $  111,058       $   62,329       $  352,995    $  158,382    $  117,200    $    169,826
Operating profit
  before
  depreciation and
amortization(2)....       68,578            39,248           23,643          135,360        59,420        48,354          84,932
Depreciation and
  amortization.....       70,674            47,414           20,823          141,121        61,837        43,611         105,938
Operating profit
  (loss)...........       (2,096)           (8,166)           2,820           (5,761)       (2,417)        4,743         (21,006)
Total interest
  expense..........       40,532            19,924           13,750           86,257        31,737        59,125         103,803
BALANCE SHEET DATA:
Total assets.......   $  817,752        $  620,153       $  589,768       $  908,881    $  617,848    $  256,206    $    823,363
Total debt.........      910,837           512,470          291,400          932,048       471,881       528,021       1,092,440

                                                   (FOOTNOTES ON FOLLOWING PAGE)

                                    SIX MONTHS ENDED
                                        JUNE 30,                                         YEAR ENDED DECEMBER 31,
                     ----------------------------------------------      -------------------------------------------------------
                                 1997                      1996                    1996                 1995           1994
                     -----------------------------      -----------      -------------------------   -----------   -------------
                         PRO                                                 PRO
FINANCIAL DATA        FORMA (1)          ACTUAL                           FORMA (1)      ACTUAL
-------------------  -----------       -----------                       -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
FINANCIAL RATIOS
  AND OTHER DATA:
Operating profit
  before
  depreciation and
  amortization to
  revenues.........         37.3%             35.3%            37.9%            38.3%         37.5%         41.3%           50.0%
Total debt to
  operating profit
  before
  depreciation and
  amortization.....          6.6x(4)           6.5x(4)          6.2x(4)          6.9x          7.9x         10.9x            9.9x(5)
Operating profit
  before
  depreciation and
  amortization to
  total interest
  expense..........          1.7x              2.0x             1.7x             1.6x          1.9x          0.8x            0.8x
Capital
  expenditures.....   $   38,076        $   30,202       $   40,009       $  113,433    $   84,855    $   27,013    $     24,195

                                                           AS OF JUNE 30,
                                                 -----------------------------------
                                                           1997              1996               1996
                                                 ------------------------  ---------  ------------------------
STATISTICAL DATA                                 PRO FORMA (1)   ACTUAL               PRO FORMA (1)   ACTUAL
-----------------------------------------------  -------------  ---------             -------------  ---------
RESTRICTED GROUP:
Homes passed(6)................................     3,004,000   3,004,000  2,841,000     2,982,000   2,982,000
Basic service subscribers......................     1,937,000   1,937,000  1,825,000     1,888,000   1,888,000
Basic penetration(7)...........................          64.5%       64.5%      64.2%         63.3%       63.3%
Number of premium television units.............     3,014,000   3,014,000  3,047,000     3,125,000   3,125,000
Average number of premium units per basic
  subscriber...................................           1.6         1.6        1.7           1.7         1.7
Average revenue per basic subscriber(8)........        $41.51      $41.51     $38.66        $38.84      $38.84

UNRESTRICTED CABLE:
Homes passed(6)................................     1,423,000     966,000    532,000     1,415,000     876,000
Basic service subscribers......................       952,000     623,000    308,000       938,000     557,000
Basic penetration(7)...........................          66.9%       64.5%      57.9%         66.3%       63.6%
Number of premium television units.............     1,080,000     789,000    391,000     1,079,000     737,000
Average number of premium units per basic
  subscriber...................................           1.1         1.3        1.3           1.2         1.3
Average revenue per basic subscriber(8)........        $31.47      $31.95     $31.81        $29.68      $29.54

------------------------
(1) The information presented does not give pro forma effect to the Pending TCI Transactions (as described in the Company's Form 8-K filed June 10, 1997) or for the sale of certain cable television systems (as described in the Form 10-Q for the fiscal quarter ended March 31, 1997 and in the Form 8-K filed September 9, 1997).

(2) Operating profit before depreciation and amortization is presented here to provide additional information about the Company's ability to meet future debt service, capital expenditures and working capital requirements. Operating profit before depreciation and amortization should be considered in addition to and not as a substitute for net income and cash flows as indicators of financial performance and liquidity as reported in accordance with generally accepted accounting principles.

(3) Includes Cablevision MFR, Inc. seller note in the amount of $141.3 million that is, together with related interest expense, guaranteed by the Restricted Group and, for pro forma amounts, also includes CFHI seller note in the amount of $9.7 million.

(4) Operating profit before depreciation and amortization is annualized for purposes of preparing interim financial ratios that include balance sheet items.

(5) Cablevision MFR, Inc. was acquired in August 1994, and operating profit before depreciation and amortization for 1994 for the period the Company owned Cablevision MFR, Inc. is annualized for purposes of preparing financial ratios.

(6) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

(7) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.

(8) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the last month in the period presented, divided by the average number of basic subscribers for that month.

                                  RISK FACTORS

    Investment in the New Debentures involves various risks, including the following principal factors, which, together with the other matters set forth herein or incorporated by reference herein, should be carefully considered by prospective investors.

    SUBSTANTIAL INDEBTEDNESS AND HIGH DEGREE OF LEVERAGE. The Company has incurred substantial indebtedness and issued substantial amounts of mandatorily redeemable preferred stock, primarily to finance acquisitions and expansion of its operations, to refinance outstanding indebtedness and, to a lesser extent, for investments in and advances to affiliates. The Company's consolidated debt plus the Company's 11 3/4% Series H Redeemable Exchangeable Preferred Stock and 11 1/8% Series M Redeemable Exchangeable Preferred Stock aggregated approximately $5.6 billion at June 30, 1997. See Note 4 of Notes to the Consolidated Financial Statements. As a result of the Company's high level of indebtedness and the significant amount of redeemable preferred stock, the Company has significant cash requirements to service indebtedness and to pay dividends and redemption amounts on redeemable preferred stock, increasing the Company's vulnerability to adverse developments in its business and adverse economic and industry conditions.

    NET LOSSES AND STOCKHOLDERS' DEFICIENCY. The Company reported net losses applicable to common stockholders for the six months ended June 30, 1997 and 1996 of $240.7 million and $218.6 million, respectively, and for the years ended December 31, 1996, 1995 and 1994 of $459.9 million, $337.7 million and $321.5 million, respectively. At June 30, 1997, the Company had a stockholders' deficiency of $2.6 billion. The net losses primarily reflect high levels of interest expense and depreciation and amortization charges relating to the depreciation of assets obtained through, and debt incurred to finance, acquisitions. Interest expense and depreciation and amortization charges remained at a high level throughout 1994, 1995 and 1996 and will continue at high levels throughout 1997 and future years as a result of previously completed, pending and future acquisitions, expected capital expenditures and additional investments in the Company's programming operations. The Company expects to continue incurring substantial losses for at least the next several years. See "Management's Discussion and Analysis--Liquidity and Capital Resources."


    POSSIBLE NONCOMPLETION OF CERTAIN TRANSACTIONS. There can be no assurances that the Company's pending transactions referred to in the Company's Form 8-Ks filed June 10, 1997, July 10, 1997 and September 9, 1997 and in the Company's Form 10-Q for the fiscal quarter ended June 30, 1997 will be consummated in a timely manner, as planned or at all.


    POSSIBLE SEPARATION OF RAINBOW MEDIA FROM THE COMPANY. If the pending transactions with Tele-Communications, Inc. ("TCI") described in the Company's Form 8-K filed June 10, 1997 are consummated, Cablevision, the issuer of the Debentures, will be a wholly-owned subsidiary of CSC Parent Corporation ("CSC Parent"), the indirect subsidiaries of TCI contributed in such transactions (the "TCI Contributed Entities") will be held as separate direct subsidiaries of CSC Parent and Rainbow Media will continue to be a 75%-owned subsidiary of Cablevision (with NBC owning the remaining 25% interest). The Contribution and Merger Agreement with TCI permits the Company under certain circumstances to restructure these holdings so that Rainbow Media becomes a separate subsidiary of CSC Parent (and would no longer be a subsidiary of Cablevision) and the TCI Contributed Entities become subsidiaries of Cablevision. Following such transactions, the residual equity value of Rainbow Media would no longer support the ability to pay interest and principal on the Debentures and other debt.

    NEED FOR ADDITIONAL FINANCING. The Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for, among other things, upgrade of the Company's cable plant, the offering of new services and the further participation in existing services, the funding of costs of cable programming services prior to their becoming cash-flow positive, and the servicing, repayment or refinancing of its indebtedness and mandatorily redeemable preferred stock. The Company will require significant additional financing, through debt and/or equity issuances, to meet its capital expenditure plans and to pay the principal of and interest on its debt and to pay dividends and make redemption payments on its preferred stock. The Company also intends to incur additional costs to facilitate the startup of such adjunct businesses as high speed data service, digital video service and residential telephony. Depending upon the timing and scope of the rollout of these businesses, the Company may require additional capital. Depending on the scope of the Company's participation in the PCS and DBS ventures, additional capital may also be required for these businesses. In addition, the Company may require additional capital if it elects to pay cash to (i) acquire ITT Corporation's remaining interest in MSG following an exercise by ITT Corporation of its put rights or by the Company of its call rights or (ii) make the Cablevision of NYC Payment (as defined herein) to Charles F. Dolan due under the Cablevision of NYC Agreement (as defined herein). There can be no assurance that the Company will be able to issue additional debt or obtain additional equity capital on satisfactory terms, or at all, to meet its future financing needs. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

    FUTURE CAPITAL EXPENDITURES AND COMMITMENTS. The Company intends to make substantial capital expenditures, including major system upgrades, with respect to its cable television systems over the next several years. In addition, the Company, through Rainbow Media and its subsidiaries, has entered into numerous contracts relating to cable television programming, including rights agreements with professional and other sports teams. These contracts typically require substantial payments over extended periods of time. See Note 11 of Notes to the Consolidated Financial Statements for a discussion of commitments.

    The Company has a commitment to fund annual payments to Charles F. Dolan related to Cablevision of New York City, L.P. ("Cablevision of NYC"). See "Business--Consolidated Cable Affiliates--Cablevision of New York City" and "Business--Programming Operations" in the Form 10-K and "Management's Discussion and Analysis--Liquidity and Capital Resources."

    INTANGIBLE ASSETS. The Company had total assets at June 30, 1997 of $4.6 billion, of which $2.4 billion were intangible assets, consisting of franchises, affiliation agreements, excess cost over fair value of net assets acquired and deferred financing, acquisition and other costs. It is possible that no cash would be recoverable from the voluntary or involuntary sale of these intangible assets.


    VOTING CONTROL BY MAJORITY STOCKHOLDERS; DISPARATE VOTING RIGHTS. As of June 30, 1997, Charles F. Dolan beneficially owned and possessed sole voting power with respect to 10,805 shares or 0.1% of the Company's outstanding Class A common stock (the "Class A Common Stock") and 4,859,281 shares or 43.7% of the Company's outstanding Class B common stock (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"). In addition, as of June 30, 1997, an aggregate of 1,240,000 shares or 11.2% of the outstanding Class B Common Stock were held by a grantor retained annuity trust (the "GRA Trust") established by Mr. Dolan for estate planning purposes. Mr. Dolan may be deemed to have beneficial ownership of the shares of Class B Common Stock held by the GRA Trust due to his right to reacquire the Class B Common Stock held by the GRA Trust by substituting other property of equivalent value, but, until such event, the GRA Trust, through its co-trustees (who are Mr. Dolan and his spouse), has the power to vote and dispose of the shares of Class B Common Stock held by it. As a result of his beneficial ownership of the shares held by the GRA Trust, as of June 30, 1997, Mr. Dolan beneficially owned 10,805 shares or 0.1% of the Company's outstanding Class A Common Stock and 6,099,281 shares or 54.9% of the Company's outstanding Class B Common Stock. On a combined basis, these shares represented 24.6% of the total number of shares of both classes of Common Stock and 48.8% of the total voting power of the Common Stock. Other trusts established by Mr. Dolan for the benefit of certain Dolan family members, and as to which Mr. Dolan disclaims beneficial ownership, owned, as of June 30, 1997, an additional 40,000 shares of Class A Common Stock or 0.3% of the Class A Common Stock and 5,019,928 shares of the Class B Common Stock or 45.1% of the Class B Common Stock and 40.2% of the total voting power of all classes of the Common Stock. As a result of this stock ownership, Dolan family members have the power to elect all the directors subject to election by holders of the Class B Common Stock, which directors constitute 75% of the entire Board of Directors of the Company. Moreover, because holders of Class B Common Stock are entitled to ten votes per share while holders of Class A Common Stock are entitled to one vote per share, Dolan family members may control stockholder decisions on matters in which holders of Class A and Class B Common Stock vote together as a class. These matters include the amendment of certain provisions of the Company's certificate of incorporation (the "Certificate of Incorporation") and the approval of fundamental corporate transactions, including mergers. In addition, because the affirmative vote or consent of the holders of at least
66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve (i) the authorization or issuance of any additional shares of Class B Common Stock and (ii) any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation which adversely affects the powers, preferences or rights of the Class B Common Stock, Dolan family members also have the power to prevent such issuance or amendment. The voting rights of the Class B Common Stock beneficially owned by the Dolan family members will not be modified as a result of any transfer of legal or beneficial ownership thereof. If the pending transactions with TCI are consummated, the Common Stock of the Dolan family members will be converted into shares of common stock of CSC Parent and the Dolan family members will continue to maintain the voting rights set forth above, including the voting rights resulting from the ownership of a majority of the total voting power of CSC Parent's common stock.

    RESTRICTIVE COVENANTS. The Credit Agreement and certain of the Company's other debt instruments contain various financial and operating covenants which, among other things, require the maintenance of certain financial ratios and restrict the Company's ability to borrow funds from other sources and to utilize funds for various purposes, including investments in certain subsidiaries. Violation of the covenants in the Credit Agreement or in the indentures governing the Company's publicly-issued debentures and notes could result in a default under the Credit Agreement which would permit the bank lenders thereunder (i) to restrict the Company's ability to borrow undrawn funds under the Credit Agreement and (ii) to accelerate the maturity of borrowings thereunder. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

    RISKS RELATED TO REGULATION. The Company's cable television operations may be adversely affected by government regulation, the impact of competitive forces and technological changes. In 1992, Congress enacted the 1992 Cable Act, which represented a significant change in the regulatory framework under which cable television systems operate. In 1993 and 1994, the Federal Communications Commission ("FCC") ordered reductions in cable television rates. In 1995, a Federal appeals court upheld the material aspects of the FCC's rate regulation scheme. Congress subsequently enacted legislation (the "Telecommunications Act of 1996") that relaxes the regulation of cable television rates; however, the most significant rate regulation relaxation affecting the Company will not occur until after March 31, 1999. See "Business-- Cable Television Operations--Competition" and "Business--Cable Television Operations--Regulation" in the Form 10-K.


    RISK OF COMPETITION. Cable operators compete with a variety of distribution systems, including broadcast television stations, DBS, multichannel multipoint distribution services ("MMDS"), satellite master antenna systems ("SMATV") and private home dish earth stations. For example, four DBS systems are now operational in the United States, some with investment by companies with substantial resources such as Hughes Electronics Corp., AT&T Corp. and News Corporation. The 1992 Cable Act prohibits a cable programmer that is owned by or affiliated with a cable operator (such as Rainbow Media) from unreasonably discriminating among or between cable operators and other multichannel video distribution systems with respect to the price, terms and conditions of sale or distribution of the programmer's service and from unreasonably refusing to sell service to any multichannel video programming distributor. In several instances, Rainbow Media has been ordered by the FCC to provide programming to multi-channel video programmers after such multi-channel video programmers have filed complaints pursuant to these program-access rules. Cable systems also compete with the entities that make videotaped movies and programs available for home rental. The 1992 Cable Act regulates the ownership by cable operators of

MMDS and SMATV. Under the Telecommunications Act of 1996, the cross-ownership provisions do not apply to any cable operator in a franchise area in which a cable operator faces competition from video programming distributors meeting certain statutory requirements. The Telecommunications Act of 1996 gives telephone companies and other video providers the option of providing video programming to subscribers through "open video systems" ("OVS"), a wired video delivery system similar to a cable television system that would not require a local cable franchise. Several OVS operators have sought to enter New York City, Boston and Westchester County, New York. Additional video competition to cable systems is possible from new wireless local multipoint distribution services ("LMDS") authorized by the FCC, for which spectrum will be auctioned by the FCC in late 1997.

    COMPETITION FROM TELEPHONE COMPANIES. The 1984 Cable Act barred co-ownership of telephone companies and cable television systems operating in the same service areas. The Telecommunications Act of 1996 repeals this restriction and permits a telephone company to provide video programming directly to subscribers in its telephone service territory, subject to certain regulatory requirements, but generally prohibits a telephone company from acquiring an in-region cable operator, except in certain small markets under certain circumstances. Telephone companies (Ameritech Corp. in Ohio and Southern New England Telephone Co. in Connecticut) have obtained or applied for local franchises to construct and operate cable television systems in several communities in which the Company currently holds cable franchises, and in certain locations have commenced offering service. Neither the 1984 Cable Act nor the 1992 Cable Act bars a telephone company from acquiring cable systems outside its telephone service area. Several Regional Bell operating companies have purchased or made investments in such cable systems. See "Business--Cable Television Operations--Regulation" in the Form 10-K.

    RISK OF NON-EXCLUSIVE FRANCHISES AND FRANCHISE RENEWALS. The Company's cable television systems are operated primarily under non-exclusive franchise agreements with local government franchising authorities, in some cases with the approval of state cable television authorities. The Company's business is dependent on its ability to obtain and renew its franchises. Although the Company has never lost a franchise as a result of a failure to obtain a renewal, its franchises are subject to non-renewal or termination under certain circumstances. In certain cases, franchises have not been renewed at expiration and the Company operates under either temporary operating agreements or without a license while negotiating renewal terms with the franchising authorities. See "Business--Cable Television Operations-- Franchises" in the Form 10-K.

    RANKING OF DEBENTURES. The Old Debentures are, and the New Debentures will be, senior unsecured obligations of Cablevision and will rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of Cablevision. All secured indebtedness of Cablevision will have a prior claim with respect to the assets securing such indebtedness. The liabilities, including trade payables, of Cablevision's subsidiaries will have a prior claim with respect to the assets of those subsidiaries. In that regard, certain of the subsidiaries in the Company's Restricted Group have guaranteed the indebtedness of Cablevision under the Credit Agreement, but these subsidiaries are not guarantors of the Old Debentures and will not be guarantors of the New Debentures. As of June 30, 1997, after giving effect to the transactions described in the introductory paragraph to the table entitled "Capitalization" and the application of the net proceeds from the sale of the Old Debentures, (i) Cablevision would have had $840.0 million outstanding under the Credit Agreement, $1,048.2 million of subordinated and senior subordinated indebtedness and obligations and $115,000 of capitalized leases; (ii) subsidiaries in the Restricted Group would have had $657.4 million of indebtedness and $5.2 million of capitalized leases, in addition to the guarantees of Cablevision's borrowings under the Credit Agreement; and (iii) subsidiaries in the Unrestricted Group would have had $2,134.4 million of indebtedness and capitalized leases. All of the indebtedness of subsidiaries in the Restricted Group has been guaranteed by Cablevision ($151.0 million on a senior subordinated basis and the balance on a senior basis) and $1,070.6 million of the indebtedness of subsidiaries in the Unrestricted Group has been guaranteed by Cablevision on a limited recourse basis with the guarantee limited to the stock of the relevant subsidiary, which stock has been pledged to the lender to secure the guarantee.


    ABSENCE OF PUBLIC MARKET. The New Debentures are new securities for which there currently is no market. Although Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated have informed the Company that they currently intend to make a market in the New Debentures and the Old Debentures, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Debentures. In connection with the issuance of the Old Debentures, the Company arranged for the Old Debentures to be eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) market. The Company does not intend to apply for listing of either the Old Debentures or the New Debentures on any securities exchange or for quotation through the National Association of Securities Dealers, Inc.'s Automated Quotation System.


                                USE OF PROCEEDS

    The Company will not receive any cash proceeds from the issuance of the New Debentures offered hereby. In consideration for issuing the New Debentures as contemplated in this Prospectus, the Company will receive in exchange Old Debentures in like principal amount, the terms of which are the same in all material respects as the form and terms of the New Debentures, except that the New Debentures have been registered under the Securities Act and will not contain terms restricting the transfer thereof. The Old Debentures surrendered in exchange for the New Debentures will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Debentures will not result in any increase in the indebtedness of the Company.


    The net proceeds received by the Company from the offering of the Old Debentures were estimated to be $391.6 million. The Company initially applied the net proceeds from the offering of the Old Debentures to repay borrowings under the Credit Agreement, a portion of which were borrowed in July 1997 to redeem the Company's 10 3/4% Senior Subordinated Debentures due 2004 (the
"10 3/4% Debentures").


                               THE EXCHANGE OFFER

GENERAL

    In connection with the sale of the Old Debentures, the purchasers thereof became entitled to the benefits of certain registration rights (the "Registration Rights"). Pursuant to the agreement governing the Registration Rights (the "Registration Rights Agreement"), the Company agreed to use its reasonable best efforts, at its cost, to file and cause to become effective a registration statement with respect to the Exchange Offer to exchange the Old Debentures for the New Debentures. Upon such registration statement being declared effective, the Company has agreed to offer the New Debentures in return for surrender of the Old Debentures. For each Old Debenture surrendered to the Company under the Exchange Offer, the Holder will receive a New Debenture of equal principal amount. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or under certain other circumstances, the Company has agreed, at its cost, to use its reasonable best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Old Debentures and to keep such registration statement effective until August 26, 1999. The Company shall, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder when the Shelf Registration Statement for the Old Debentures has become effective and take certain other actions as are required to permit resales of the Old Debentures.

    In the event an Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to April 26, 1998, the annual interest rate borne by the Old Debentures will be increased to 8 3/8%. Thereafter, at the end of each 90-day period during which such Exchange Offer is not consummated or such Shelf Registration Statement is not declared effective, the annual interest rate borne by the Old Debentures will be increased by an additional 0.25%. Upon consummation of such Exchange Offer or the effectiveness of such Shelf Registration Statement, the interest rate borne by the Old Debentures will revert to 8 1/8%.

    In the event an Exchange Offer is consummated, the Company will not be required under the Registration Rights Agreement to file the Shelf Registration Statement to register any outstanding Old Debentures, and the interest rate on such Old Debentures will remain at its initial level of 8 1/8%. The Exchange Offer will be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Debentures for all outstanding Old Debentures (other than Old Debentures held by a Restricted Holder) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Debentures for all Old Debentures that have been tendered and not withdrawn on the date that is 30 days following the commencement of such Exchange Offer. In such event, holders of Old Debentures seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Description of New Debentures--Registration Rights Agreement" and "Risk Factors."

    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Debentures properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Debentures in exchange for each $1,000 principal amount of outstanding Old Debentures accepted in the Exchange Offer. Holders may tender some or all of their Old Debentures pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

    Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Debentures issued pursuant to the Exchange Offer in exchange for Old Debentures may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act provided that such New Debentures are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Debentures. Any holder of Old Debentures who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Debentures will not be permitted to rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Debentures for its own account in the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Debentures. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Debentures received in exchange for Old Debentures where such Old Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    As of the date of this Prospectus, $400,000,000 aggregate principal amount of the Old Debentures is outstanding.


    This Prospectus, together with the accompanying letter of transmittal (the "Letter of Transmittal"), is being sent to all registered holders as of October 31, 1997 (the "Record Date").


    The Company shall be deemed to have accepted validly tendered Old Debentures when, as and if it has given oral or written notice thereof to The Bank of New York (the "Exchange Agent"). See "Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Debentures for the purpose of receiving New Debentures from the Company and delivering New Debentures to such holders.

    If any tendered Old Debentures are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Debentures will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders of Old Debentures who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Debentures pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The term "Expiration Date" shall mean December 4, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.


    In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Debentures an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

    The Company reserves the right (i) to delay acceptance of any Old Debentures, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Debentures not previously accepted, if any of the conditions set forth herein under "Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Debentures. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Debentures of such amendment.

    Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW DEBENTURES


    The New Debentures will bear interest from August 26, 1997, payable semiannually on February l5 and August 15 of each year commencing on February 15, 1998, at the rate of 8 1/8% per annum. Holders of Old Debentures whose Old Debentures are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Debentures accrued from August 26, 1997 until the date of the issuance of the New Debentures. Consequently, holders who exchange their Old Debentures for New Debentures will receive the same interest payment on February 15, 1998 (the first interest payment date with respect to the Old Debentures and the New Debentures) that they would have received had they not accepted the Exchange Offer.


PROCEDURES FOR TENDERING

    To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Debentures (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

    Any financial institution that is a participant in the Book-Entry Transfer Facility system of The Depository Trust Company ("DTC") may make book-entry delivery of the Old Debentures by causing DTC to transfer such Old Debentures into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Debentures may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its address set forth herein under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    The tender by a holder of Old Debentures will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

    The method of delivery of Old Debentures and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Debentures should be sent to the Company.

    Only a holder of Old Debentures may tender such Old Debentures in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Debentures are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Debentures are held of record by DTC who desires to deliver such Old Debentures by book-entry transfer at DTC.

    Any beneficial holder whose Old Debentures are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Debentures, either make appropriate arrangements to register ownership of the Old Debentures in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Debentures tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

    If the Letter of Transmittal is signed by a person other than the registered holder of any Old Debentures listed therein, such Old Debentures must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Debentures on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Debentures.

    If the Letter of Transmittal or any Old Debentures or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Debentures will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Debentures not properly tendered or any Old Debentures the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Debentures. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Debentures must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Debentures nor shall any of them incur any liability for failure to give such notification. Tenders of Old Debentures will not be deemed to have been made until such irregularities have been cured or waived. Any Old Debentures received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Debentures unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Debentures that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Debentures in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Debentures and (i) whose Old Debentures are not immediately available, or (ii) who cannot deliver their Old Debentures, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or if such Holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Debentures, the certificate number or numbers of such Old Debentures and the principal amount of Old Debentures tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Debentures to be tendered in prior form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Debentures in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Debentures delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange.


    To withdraw a tender of Old Debentures in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Debentures to be withdrawn (the "Depositor"), (ii) identify the Old Debentures to be withdrawn (including the certificate number or numbers and principal amount of such Old Debentures),
(iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Debentures were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Debentures to register the transfer of such Old Debentures into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Debentures are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination will be final and binding on all parties. Any Old Debentures so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Debentures will be issued with respect thereto unless the Old Debentures so withdrawn are validly re-tendered. Any Old Debentures which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Debentures may be re-tendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.


TERMINATION

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Debentures for, any Old Debentures not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Debentures if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer, (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the Commission in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer, or (iii) the Company reasonably deems it advisable to terminate the Exchange Offer.

    If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Debentures and return any Old Debentures that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Debentures tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Debentures to withdraw their tendered Old Debentures, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Debentures that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Debentures, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Debentures, if the Exchange Offer would otherwise expire during such period. See "Description of New Debentures--Registration Rights Agreement."

EXCHANGE AGENT

    The Bank of New York, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                         The Bank of New York


                         Corporate Trust Services Window



                         101 Barclay Street, Ground Level


                         New York, N.Y. 10286


                         Attention: Reorganization Section, Arwen Gibbons



                         Facsimile Transmission: (212) 571-3080



                         Confirm by Telephone: (212) 815-6333


FEES AND EXPENSES

    The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and employees of the Company and its affiliates in person, by telegraph or telephone.

    The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Debentures and in handling or forwarding tenders for exchange.

    The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Debentures pursuant to the Exchange Offer. If, however, certificates representing New Debentures or Old Debentures for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Debentures tendered, or if tendered Old Debentures are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Debentures pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

    No gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the New Debentures under generally accepted accounting principles.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its consolidated subsidiaries at June 30, 1997 and as adjusted to reflect (i) the July 2, 1997 closing of the Company's purchase of the interests in A-R Cable not previously owned by the Company (as described in the Company's Form 10-Q for the quarter ended June 30, 1997) (the "A-R Cable Transaction"),
(ii) the redemption of the 10 3/4% Debentures and (iii) the issuance of $400,000,000 of Old Debentures on August 26, 1997 and the application of the net proceeds to the Company therefrom. See Note 2 below and "Use of Proceeds."

                                                                                            AS OF JUNE 30, 1997
                                                                                           ----------------------
                                                                                           HISTORICAL  PRO FORMA
                                                                                           ----------  ----------
                                                                                           (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
Restricted Group:
  Bank indebtedness(1)...................................................................  $  850,372  $  839,976
  Cablevision MFR, Inc. bank indebtedness................................................     316,424     316,424
  8 1/8% Senior Debentures due 2009......................................................          --     398,508
  10 3/4% Senior Subordinated Debentures due 2004(2).....................................     275,000          --
  9 1/4% Senior Subordinated Notes due 2005..............................................     300,000     300,000
  9 7/8% Senior Subordinated Notes due 2006..............................................     149,453     149,453
  9 7/8% Senior Subordinated Debentures due 2013.........................................     199,023     199,023
  10 1/2% Senior Subordinated Debentures due 2016........................................     250,000     250,000
  9 7/8% Senior Subordinated Debentures due 2023.........................................     149,696     149,696
  Subordinated notes(3)..................................................................     151,000     151,000
  Obligation to related party(4).........................................................     189,952     189,958
  Capitalized lease obligations..........................................................       5,358       5,358
                                                                                           ----------  ----------
    Total Restricted Group...............................................................   2,836,284   2,949,396
                                                                                           ----------  ----------
Unrestricted Cable:
  Cablevision of Ohio bank indebtedness(5)...............................................     302,464     302,464
  U.S. Cable bank indebtedness(5)........................................................     156,610     156,610
  A-R Cable Partners and CFHI bank indebtedness(5).......................................      53,196      53,196
  A-R Cable bank indebtedness(5).........................................................          --     398,367
  Capitalized lease obligations..........................................................         200         200
                                                                                           ----------  ----------
    Total Unrestricted Cable.............................................................     512,470     910,837
                                                                                           ----------  ----------
Other Unrestricted Subsidiaries:
  AMC bank indebtedness..................................................................     220,000     220,000
  MSG bank indebtedness..................................................................     804,000     804,000
  Rainbow Media bank indebtedness(5).....................................................     160,000     160,000
  Capitalized lease obligations and other................................................      39,537      39,537
                                                                                           ----------  ----------
    Total Other Unrestricted Subsidiaries................................................   1,223,537   1,223,537
                                                                                           ----------  ----------
      Total long-term debt...............................................................   4,572,291   5,083,770
                                                                                           ----------  ----------
Series H Redeemable Exchangeable Preferred Stock(6)......................................     306,762     306,762
                                                                                           ----------  ----------
Series M Redeemable Exchangeable Preferred Stock(6)......................................     756,122     756,122
                                                                                           ----------  ----------
STOCKHOLDERS' DEFICIENCY:
  Series C/D Cumulative Preferred Stock:
      Authorized--225,000 shares
        Outstanding--110,622 shares......................................................           1           1
Series I Cumulative Convertible Exchangeable Preferred Stock(6)..........................          14          14
Class A Common Stock:
      Authorized--50,000,000 shares
        Outstanding--13,733,347 shares...................................................         137         137
Class B Common Stock:
      Authorized--20,000,000 shares
      Outstanding--11,119,709 shares.....................................................         112         112
Paid-in capital..........................................................................     164,950     164,950
Accumulated deficit......................................................................  (2,779,784) (2,611,811)
                                                                                           ----------  ----------
  Total stockholders' deficiency.........................................................  (2,614,570) (2,446,597)
                                                                                           ----------  ----------
    Total capitalization.................................................................  $3,020,605  $3,700,057
                                                                                           ----------  ----------
                                                                                           ----------  ----------

                                                                                    (FOOTNOTES ON FOLLOWING PAGE)

------------------------

FOOTNOTES:

(1) See "Management's Discussion and Analysis--Liquidity and Capital Resources" and the Consolidated Financial Statements for a description of bank indebtedness. These amounts do not include approximately $16.9 million reserved under the Company's bank credit agreements for certain letters of credit issued on behalf of the Company. The Company and its New Jersey subsidiary are jointly and severally liable under the New Jersey subsidiary's credit agreement. Certain of Cablevision's subsidiaries in the Restricted Group have guaranteed Cablevision's borrowings under the Credit Agreement.

(2) The 10 3/4% Debentures, included herein as long-term debt as of June 30, 1997, were called for redemption on June 25, 1997 and redeemed on July 25, 1997.

(3) Represents Cablevision MFR, Inc. seller notes in the amount of $141.3 million for Monmouth Cable and Riverview Cable and $9.7 million for CFHI (after giving effect to the 1997 Warburg Transactions). These amounts are effectively guaranteed on a senior subordinated basis by Cablevision.

(4) Obligation of NYC LP Corp., a wholly-owned Unrestricted Group subsidiary, relating to the acquisition of Cablevision of NYC, which obligation has been guaranteed by Cablevision. Cablevision's obligation under such guarantee may be paid in cash or, at Cablevision's option, shares of Common Stock.

(5) This indebtedness has been guaranteed by Cablevision with recourse under such guarantees limited to Cablevision's equity ownership in the related borrower.

(6) At Cablevision's election, this series of Preferred Stock may be exchanged for senior subordinated debentures in a principal amount corresponding to the liquidation value of the Preferred Stock.

                         DESCRIPTION OF NEW DEBENTURES


    The Old Debentures were, and the New Debentures will be, issued under an Indenture dated as of August 15, 1997 (the "Indenture") between the Company and The Bank of New York ("BONY"), trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indenture is governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions".


GENERAL

    The Debentures will mature on August 15, 2009, will be limited to $400,000,000 aggregate principal amount and represent unsecured obligations of the Company. Each New Debenture will bear interest at the rate set forth on the cover page hereof from August 26, 1997 or from the most recent interest payment date to which interest has been paid, payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1998, to the person in whose name the New Debenture (or any predecessor New Debenture) is registered at the close of business on the January 31 and July 31 next preceding such interest payment date.

    Principal of and interest on the New Debentures will be payable, and the New Debentures will be exchangeable and transferable, at the office or agency of the Company in The City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, 21st Floor, New York, New York 10286); PROVIDED, HOWEVER, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Debenture Register. The New Debentures will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Debentures, except for any tax or other governmental charge that may be imposed in connection therewith.

    The Indenture does not contain any provisions that limit the ability of the Company to incur indebtedness or that afford Holders of the Debentures protection in the event of a highly leveraged or similar transaction involving the Company, other than as described below under "Certain Covenants of the Company--Limitation on Indebtedness".

SINKING FUND

    The Debentures will not be entitled to the benefits of a sinking fund.

RANKING

    The Old Debentures are, and the New Debentures will be, senior unsecured obligations of Cablevision and will rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of Cablevision. All secured indebtedness of Cablevision will have a prior claim with respect to the assets securing such indebtedness. The liabilities, including trade payables, of Cablevision's subsidiaries will have a prior claim with respect to the assets of those subsidiaries. In that regard, certain of the subsidiaries in the Company's Restricted Group have guaranteed the indebtedness of Cablevision under the Credit Agreement, but are not guarantors of the Old Debentures and will not be guarantors of the New Debentures. As of June 30, 1997, after giving effect to the transactions described in the introductory paragraph to the table entitled "Capitalization" and the application of the estimated net proceeds from the sale of the Old Debentures, (i) Cablevision would have had $840.0 million outstanding under the Credit Agreement, $1,048.2 million of subordinated and senior subordinated indebtedness and obligations and $115,000 of capitalized leases;
(ii) subsidiaries in the Restricted Group would have had $657.4 million of indebtedness and $5.2 million of capitalized leases, in addition to the guarantees of Cablevision's borrowings under the Credit Agreement; and (iii) subsidiaries in the Unrestricted Group would have had $2,134.4 million of indebtedness and capitalized leases. All of the indebtedness of subsidiaries in the Restricted Group has been guaranteed by Cablevision ($151.0 million on a senior subordinated basis and the balance on a senior basis) and $1,070.6 million of the indebtedness of subsidiaries in the Unrestricted Group has been guaranteed by Cablevision on a limited recourse basis with the guarantee limited to the stock of the relevant subsidiary, which stock has been pledged to the lender to secure the guarantee.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person (a) existing at the time such Person is merged with or into the Company or a subsidiary of the Company or becomes a subsidiary of the Company or (b) assumed in connection with the acquisition of assets from such Person.

    "AFFILIATE" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, control when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ANNUALIZED OPERATING CASH FLOW" means, for any period of three complete consecutive calendar months, an amount equal to Operating Cash Flow for such period multiplied by four.

    "AVERAGE LIFE" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "BANKS"  means the lenders from time to time under the Credit Agreement.

    "CAPITALIZED LEASE OBLIGATION" means any obligation of a person to pay rent or other amounts under a lease with respect to any property (whether real, personal or mixed) acquired or leased by such Person and used in its business that is required to be accounted for as a liability on the balance sheet of such Person in accordance with U.S. generally accepted accounting principles ("GAAP") and the amount of such Capitalized Lease Obligation shall be the amount so required to be accounted for as a liability.

    "CASH FLOW RATIO" means, as at any date, the ratio of (i) the sum of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries determined on a consolidated basis but excluding all Interest Swap Obligations entered into by the Company or any Restricted Subsidiary and one of the Banks outstanding on such date plus (but without duplication of Indebtedness supported by Letters of Credit) the aggregate undrawn face amount of all Letters of Credit outstanding on such date to (ii) Annualized Operating Cash Flow determined as at the last day of the most recent month for which financial information is available.

    "CONSOLIDATED NET TANGIBLE ASSETS" of any Person means, as of any date, (a) all amounts that would be shown as assets on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with GAAP, less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

    "CUMULATIVE CASH FLOW CREDIT"  means the sum of:

        (a) cumulative Operating Cash Flow during the period commencing on July 1, 1988 and ending on the last day of the most recent month preceding the date of the proposed Restricted Payment for which financial information is available or, if cumulative Operating Cash Flow for such period is negative, minus the amount by which cumulative Operating Cash Flow is less than zero, plus

        (b) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its capital stock (other than Disqualified Stock) on or after January 1, 1992, plus

        (c) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its capital stock (other than Disqualified Stock) on or after January 1, 1992, upon the conversion of, or exchange for, Indebtedness of the Company or any Restricted Subsidiary or from the exercise of any options, warrants or other rights to acquire capital stock of the Company.

For purposes of this definition, the net proceeds in property other than cash received by the Company as contemplated by clauses (b) and (c) above shall be valued at the fair market value of such property (as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive) at the date of receipt by the Company.

    "CUMULATIVE INTEREST EXPENSE" means, for the period commencing on July 1, 1988 and ending on the last day of the most recent month preceding the proposed Restricted Payment for which financial information is available, the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including interest expense attributable to Capitalized Lease Obligations.

    "DEBT" with respect to any Person means, without duplication, any liability, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto), but excluding reimbursement obligations under any surety bond, (ii) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capitalized Lease Obligations), except any such balance that constitutes a trade payable, (iii) under Interest Swap Agreements (as defined in the Credit Agreement) entered into pursuant to the Credit Agreement, (iv) under any other agreement related to the fixing of interest rates on any Indebtedness, such as an interest swap, cap or collar agreement (if and to the extent any of the foregoing would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP) or (v) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not the guarantee would appear on such balance sheet). "Debt" does not include (i) Disqualified Stock, (ii) any liability for federal, state, local or other taxes owed or owing by such Person or (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

    "DISQUALIFIED STOCK" means any capital stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Debentures.

    "INDEBTEDNESS" with respect to any Person, means the Debt of such Person; PROVIDED, HOWEVER, that, with respect to the Company, the "Minimum Payment" or the "Preferred Payment" (each, a "Cablevision of NYC Payment"), as defined in and pursuant to the Purchase and Reorganization Agreement (the "Cablevision of NYC Agreement"), dated as of December 20, 1991, between the Company and Charles
F. Dolan, as amended as of March 28, 1992 and as further amended from time to time, payable by a subsidiary of the Company and guaranteed by the Company as a result of the acquisition of Cablevision of

NYC (the "Cablevision of NYC Acquisition") shall not be deemed to be "Indebtedness" so long as the Company and such subsidiary are permitted to make such Cablevision of NYC Payment in one or more classes of the Company's capital stock (other than Disqualified Stock) pursuant to the terms of the Cablevision of NYC Agreement and the Company and the Restricted Subsidiaries are prohibited from making such Cablevision of NYC Payment in cash, debt securities, Disqualified Stock or any combination thereof, pursuant to the terms of any mortgage, indenture, credit agreement or other instrument that secures or evidences Indebtedness for money borrowed or guaranteed by the Company or a Restricted Subsidiary in an aggregate amount of $10,000,000 or more; PROVIDED that, for purposes of the definition of "Indebtedness" (including the term "Debt" to the extent incorporated in such definition) and for purposes of the definition of "Event of Default", the term "guarantee" shall not be interpreted to extend to a guarantee under which recourse is limited to the capital stock of an entity that is not a Restricted Subsidiary.

    "INTEREST SWAP OBLIGATIONS" means, with respect to any Person, the obligations of such Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

    "INVESTMENT" means any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (excluding, however, accrued and unpaid interest in respect of any advance, loan or other extension of credit) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), any purchase or ownership of any stock, bonds, notes, debentures or other securities (including, without limitation, any interests in any partnership, joint venture or joint adventure) of, or any bank accounts with or guarantee of any Indebtedness or other obligations of, any Unrestricted Subsidiary or Affiliate that is not a subsidiary of the Company, PROVIDED that (i) the term "Investment" shall not include any transaction that would otherwise constitute an Investment of the Company or a subsidiary of the Company to the extent that the consideration provided by the Company or such subsidiary in connection therewith shall consist of capital stock of the Company (other than Disqualified Stock) and (ii) the term "guarantee" shall not be interpreted to extend to a guarantee under which recourse is limited to the capital stock of an entity that is not a Restricted Subsidiary.

    "LIEN" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature of a security interest and any agreement to give any security interest). A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement.

    "MANDATORILY REDEEMABLE PREFERRED STOCK" means the Company's Series H Redeemable Exchangeable Preferred Stock, Series M Redeemable Exchangeable Preferred Stock and any series of preferred stock of the Company issued in exchange for, or the proceeds of which are used to repurchase, redeem, defease or otherwise acquire, all or any portion of the Series H Redeemable Exchangeable Preferred Stock, Series M Redeemable Exchangeable Preferred Stock or any other Mandatorily Redeemable Preferred Stock.

    "OPERATING CASH FLOW" means, for any period, the sum of the following for the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (except for the amortization of deferred installation income which shall be excluded from the calculation of Operating Cash Flow for all purposes of the Indenture): (i) aggregate operating revenues minus (ii) aggregate operating expenses (including technical, programming, sales, selling, general and administrative expenses and salaries and other compensation, net of amounts allocated to Affiliates, paid to any general partner, director, officer or employee of the Company or any Restricted Subsidiary, but excluding interest, depreciation and amortization and the amount of non-cash compensation in respect of the Company's employee incentive stock programs for such period (not to exceed in the aggregate for any calendar year 7% of the Operating Cash Flow for the previous calendar year) and, to the extent otherwise included in operating expenses, any losses resulting from a write-off or write-down of Investments by the Company or any Restricted Subsidiary in Affiliates). For purposes of determining Operating Cash Flow, there shall be excluded all management fees until actually paid to the Company or any Restricted Subsidiary in cash.

    "PERMITTED LIENS"  means the following types of, Liens:

        (a) Liens existing on the date of the Indenture;

        (b) Liens on shares of the capital stock of an entity that is not a Restricted Subsidiary, which Liens solely secure a guarantee by the Company or a Restricted Subsidiary, or both, of Indebtedness of such entity;

        (c) Liens on Receivables and Related Assets (and proceeds thereof) securing only Indebtedness otherwise permitted to be incurred by a Securitization Subsidiary;

        (d) Liens on shares of the capital stock of a subsidiary of the Company securing Indebtedness under the Credit Agreement or any renewal of or replacement of the Credit Agreement;

        (e) Liens granted in favor of the Company or any Restricted Subsidiary;

        (f) Liens securing the Debentures;

        (g) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or a Restricted Subsidiary; PROVIDED that such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the assets acquired in connection with the incurrence of such Acquired Indebtedness;

        (h) Liens securing Interest Swap Obligations or "margin stock", as defined in Regulations G and U of the Board of Governors of the Federal Reserve System;

        (i) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other like Liens arising in the ordinary course of business of the Company or any Restricted Subsidiary and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings;

        (j) Liens for taxes, assessments, government charges or claims not yet due or that are being contested in good faith by appropriate proceedings;

        (k) zoning restrictions, easements, rights-of-way, restrictions and other similar charges or encumbrances or minor defects in title not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

        (l) Liens arising by reason of any judgment, decree or order of any court, arbitral tribunal or similar entity so long as any appropriate legal proceedings that may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

        (m) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or similar legislation;

        (n) Liens securing the performance of bids, tenders, leases, contracts, franchises, public or statutory obligations, surety, stay or appeal bonds, or other similar obligations arising in the ordinary course of business;

        (o) Leases under which the Company or any Restricted Subsidiary is the lessee or the lessor;

        (p) purchase money mortgages or other purchase money liens (including without limitation any Capital Lease Obligations) upon any fixed or capital assets acquired after the date of the Indenture, or purchase money mortgages (including without limitation Capitalized Lease Obligations) on any such assets hereafter acquired or existing at the time of acquisition of such assets, whether or not assumed, so long as (i) such mortgage or lien does not extend to or cover any other asset of the Company or any Restricted Subsidiary and (ii) such mortgage or lien secures the obligation to pay the purchase price of such asset, interest thereon and other charges incurred in connection therewith (or the obligation under such Capitalized Lease Obligation) only;

        (q) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (r) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

        (s) Liens to secure other Indebtedness; PROVIDED, HOWEVER, that the principal amount of any Indebtedness secured by such Liens, together with the principal amount of any Indebtedness refinancing any Indebtedness incurred under this clause (s) as permitted by clause (t) below (and successive refinancings thereof), may not exceed 15% of the Company's Consolidated Net Tangible Assets as of the last day of the Company's most recently completed fiscal year for which financial information is available; and

        (t) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (s); PROVIDED that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend to any additional property or assets.

    "RECEIVABLES AND RELATED ASSETS" means (i) accounts receivable, instruments, chattel paper, obligations, general intangibles, equipment and other similar assets, including interests in merchandise or goods, the sale or lease of which gives rise to the foregoing, related contractual rights, guarantees, insurance proceeds, collections and other related assets, (ii) equipment, (iii) inventory and (iv) proceeds of all of the foregoing.

    "REFINANCING INDEBTEDNESS" means Indebtedness of the Company incurred to redeem, repurchase, defease or otherwise acquire or retire for value other Indebtedness that is subordinate in right of payment to the Debentures, so long as any such new Indebtedness (i) is made subordinate to the Debentures at least to the same extent as the Indebtedness being refinanced and (ii) does not have
(x) an Average Life less than the Average Life of the Indebtedness being refinanced, (y) a final scheduled maturity earlier than the final scheduled maturity of the Indebtedness being refinanced or (z) permit redemption at the option of the holder earlier than the earlier of (A) the final scheduled maturity of the Indebtedness being refinanced or (B) any date of redemption at the option of the holder of the Indebtedness being refinanced.

    "RESTRICTED PAYMENT"  means

        (a) any Stock Payment by the Company or a Restricted Subsidiary;

        (b) any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value, or permit any Restricted Subsidiary to redeem, purchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate in right of payment to the Debentures; PROVIDED, HOWEVER, that any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value, or permit any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is subordinate in right of payment to the Debentures shall not be a Restricted Payment if either (i) after giving effect thereto, the ratio of the Senior Indebtedness of the Company and the Restricted Subsidiaries to Annualized Operating Cash Flow determined as of the last day of the most recent month for which financial information is available is less than or equal to 5 to 1 or (ii) such subordinate Indebtedness is redeemed, purchased, defeased or otherwise acquired or retired in exchange for, or out of, (x) the proceeds of a sale (within one year before or 180 days after such redemption, purchase, defeasance, acquisition or retirement) of Refinancing Indebtedness or capital stock of the Company or warrants, rights or options to acquire capital stock of the Company or (y) any source of funds other than the incurrence of Indebtedness; or

        (c) any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value any Disqualified Stock at its mandatory redemption date or other maturity date if and to the extent that Indebtedness is incurred to finance such redemption, purchase, defeasance or other acquisition or retirement; PROVIDED, HOWEVER, that the redemption, purchase, defeasance or other acquisition or retirement of Mandatorily Redeemable Preferred Stock at its mandatory redemption or other maturity date shall not be a Restricted Payment if and to the extent any Indebtedness incurred to finance all or a portion of the purchase or redemption price does not have a final scheduled maturity date, or permit redemption at the option of the holder thereof, earlier than the final scheduled maturity of the Debentures.

Notwithstanding the foregoing, Restricted Payments shall not include (x) payments by any Restricted Subsidiary to the Company or any other Restricted Subsidiary or (y) any Investment or designation of a Restricted Subsidiary as an Unrestricted Subsidiary permitted under the "Limitation on Investments in Unrestricted Subsidiaries and Affiliates" covenant.

    "RESTRICTED SUBSIDIARY" means any subsidiary of the Company, whether existing on the date of the Indenture or created subsequent thereto, designated from time to time by the Company as a "RESTRICTED SUBSIDIARY"; PROVIDED, HOWEVER, that no subsidiary that is not a Securitization Subsidiary can be or remain so designated unless (i) at least 67% of each of the total equity interest and the voting control of such subsidiary is owned, directly or indirectly, by the Company or another Restricted Subsidiary and (ii) such subsidiary is not restricted, pursuant to the terms of any loan agreement, note, indenture or other evidence of indebtedness, from (a) paying dividends or making any distribution on such subsidiary's capital stock or other equity securities or paying any Indebtedness owed to the Company or to any Restricted Subsidiary,
(b) making any loans or advances to the Company or any Restricted Subsidiary or
(c) transferring any of its properties or assets to the Company or any Restricted Subsidiary (it being understood that a financial covenant any of the components of which are directly impacted by the taking of the action (e.g., the payment of a dividend) itself (such as a minimum net worth test) would be deemed to be a restriction on the foregoing actions, while a financial covenant none of the components of which is directly impacted by the taking of the action (e.g., the payment of a dividend) itself (such as a debt to cash flow test) would not be deemed to be a restriction on the foregoing actions); and PROVIDED, FURTHER, that the Company may, from time to time, redesignate any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the "Limitation on Investments in Unrestricted Subsidiaries and Affiliates" covenant.

    "SECURITIZATION SUBSIDIARY" means a Restricted Subsidiary that is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto; PROVIDED that (i) no portion of the Indebtedness of a Securitization Subsidiary is guaranteed by or is recourse to the Company or any other Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets) and (ii) none of the Company or any other Restricted Subsidiary has any obligation to maintain or preserve such Securitization Subsidiary's financial condition.

    "SENIOR INDEBTEDNESS" means, with respect to any Person, all principal of (premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not a claim for post filing interest is allowed in such proceedings) with respect to all Indebtedness of such Person; PROVIDED that Senior Indebtedness shall not include (i) any Indebtedness of such Person that, by its terms or the terms of the instrument creating or evidencing such Indebtedness, is expressly subordinate in right of payment to the Debentures,
(ii) any guarantee of Indebtedness of any subsidiary of such Person if recourse against such guarantee is limited to the capital stock or other equity interests of such subsidiary, (iii) any obligation of such Person to any subsidiary of such Person or, in the case of a Restricted Subsidiary, to the Company or any other subsidiary of such Person or, in the case of a Restricted Subsidiary, to the Company or any other subsidiary of the Company or (iv) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person.

    "STOCK PAYMENT" means, with respect to any Person, the payment or declaration of any dividend, either in cash or in property (except dividends payable in common stock or common shares of capital stock of such Person), or the making by such Person of any other distribution, on account of any shares of any class of its capital stock, now or hereafter outstanding, or the redemption, purchase, retirement or other acquisition for value by such Person, directly or indirectly, of any shares of any class of its capital stock, now or hereafter outstanding, other than the redemption, purchase, defeasance or other acquisition or retirement for value of any Disqualified Stock at its mandatory redemption date or other maturity date.

    "UNRESTRICTED SUBSIDIARY" means any subsidiary of the Company which is not a Restricted Subsidiary.

CERTAIN COVENANTS OF THE COMPANY

    The Indenture contains, among others, the following covenants:

    LIMITATION ON INDEBTEDNESS. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, or become responsible for the payment of, contingently or otherwise, any Indebtedness (other than Indebtedness between or among any of the Company and Restricted Subsidiaries) unless, after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1.

    At June 30, 1997, such Cash Flow Ratio was approximately 5.9 to 1.

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Payment if (a) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment or (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments that shall have been made on or after July 1, 1988 would exceed the sum of:

        (i) $25,000,000, plus

        (ii) an amount equal to the difference between (A) the Cumulative Cash Flow Credit and (B) 1.2 multiplied by Cumulative Interest Expense.

    For purposes of the "Limitation on Restricted Payments" covenant, the amount of any Restricted Payment, if other than cash, shall be based upon fair market value as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive.

    The foregoing provisions do not prevent: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the above provisions; (ii) the retirement, redemption, purchase, defeasance or other acquisition of any shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company, in exchange for, or out of the proceeds of a sale (within one year before or 180 days after such retirement, redemption, purchase or other acquisition) of, other shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company; and (iii) the redemption of, or payments of cash dividends on, the Company's 8% Series C Cumulative Preferred Stock (the "Series C Preferred Stock") outstanding on January 1, 1997, which redemptions or dividends are provided for by the terms of the Series C Preferred Stock in effect on such date (or the redemption of or payment of cash dividends on any security of the Company issued in exchange for or upon the conversion of such Series C Preferred Stock; PROVIDED that the aggregate amount payable pursuant to the terms of such security is no greater than the aggregate amount payable pursuant to the terms of the Series C Preferred Stock). For purposes of determining the aggregate permissible amount of Restricted Payments in accordance with clause (b) of the first paragraph of this covenant, all amounts expended pursuant to clauses (i) and (iii) of this paragraph shall be included and all amounts expended or received pursuant to clause (ii) of this paragraph shall be excluded; PROVIDED, HOWEVER, that amounts paid pursuant to clause (i) of this paragraph shall be included only to the extent that such amounts were not previously included in calculating Restricted Payments.

    For the purposes of the foregoing provisions, the net proceeds from the issuance of shares of capital stock of the Company upon conversion of Indebtedness shall be deemed to be an amount equal to (i) the accreted value of such Indebtedness on the date of such conversion and (ii) the additional consideration, if any, received by the Company upon such conversion thereof, less any cash payment on account of fractional shares (such consideration, if in property other than cash, to be determined by the Board of Directors of the Company, whose good faith determination shall be conclusive). If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of this covenant, such Restricted Payment shall be deemed to have been made in compliance with this covenant notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Cumulative Cash Flow Credit or Cumulative Interest Expense for any period.

    LIMITATION ON INVESTMENTS IN UNRESTRICTED SUBSIDIARIES AND AFFILIATES. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, (i) make any Investment or
(ii) allow any Restricted Subsidiary to become an Unrestricted Subsidiary (a "redesignation of a Restricted Subsidiary"), in each case unless (a) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Investment or such redesignation of a Restricted Subsidiary, and (b) after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1.

    The foregoing provisions of this covenant shall not prohibit (i) any renewal or reclassification of any Investment existing on the date hereof or (ii) trade credit extended on usual and customary terms in the ordinary course of business.

    TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company shall not, and shall not permit any of its subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, an Affiliate of the Company that is not a subsidiary of the Company, having a value, or for consideration having a value, in excess of $10,000,000 individually or in the aggregate unless the Board of Directors of the Company shall make a good faith determination that the terms of such transaction are, taken as a whole, no less favorable to the Company or such subsidiary, as the case may be, than those which might be available in a comparable transaction with an unrelated Person. For purposes of clarification, this provision shall not apply to Restricted Payments permitted under "Limitation on Restricted Payments."

    LIMITATION ON LIENS. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, on or with respect to any of its property or assets, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Indebtedness that is subordinated in right of payment to the Debentures, the Debentures are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (y) in the case of any other Lien, the Debentures are equally and ratably secured.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture: (a) default for 30 days in payment of interest on the Debentures; (b) default in payment of principal, of the Debentures at maturity, upon acceleration or otherwise; (c) failure to comply with any other covenant or agreement of the Company, continued for 60 days (or, with respect to certain covenants or agreements, 30 days) after written notice as provided in the Indenture; (d) default or defaults under any mortgage, indenture or instrument which secures or evidences any Indebtedness for money borrowed or guaranteed by the Company or a Restricted Subsidiary in any aggregate amount of $10,000,000 or more (but excluding any Indebtedness for the deferred purchase price of property or services owed to the Person providing such property or services as to which the Company or such Restricted Subsidiary is contesting its obligation to pay the same in good faith and by proper proceedings and for which the Company or such Restricted Subsidiary has established appropriate reserves) which result from the failure to pay such Indebtedness at final maturity or which has resulted in the acceleration of such Indebtedness; (e) the entry of a final judgment or final judgments for the payment of money by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary in an aggregate amount exceeding $10,000,000, which remain undischarged and unbonded for a period (during which execution shall not be effectively stayed) of 60 days or as to which an enforcement proceeding has been commenced by any creditor; and (f) certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default (other than as specified in (f) above) shall occur and be continuing under the Indenture, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding New Debentures and Old Debentures, voting together as a single class, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may declare all the unpaid principal of and interest on the Debentures to be due and payable as provided in the Indenture. Upon a declaration of acceleration, such principal and accrued interest shall be due and payable ten days after receipt by the Company of such written notice. No action on the part of the Trustee or any Holder of the Debentures is required for such acceleration if an Event of Default specified in (f) above shall occur and be continuing. The Holders of at least a majority in principal amount of the New Debentures and Old Debentures, voting together as a single class, then outstanding may rescind an acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of principal of or interest on the Debentures which have become due solely because of the acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. A declaration of acceleration because of an Event of Default specified in clause (d) of the preceding paragraph would be automatically annulled if the Indebtedness referred to therein were discharged, or the Holders thereof rescinded their declaration of acceleration referred to therein, within 30 days after the acceleration of the Debentures and no other Event of Default had occurred and not been cured or waived during such period. The Holders of a majority in principal amount of New Debentures and Old Debentures, voting together as a single class, outstanding also have the right to waive certain past defaults under the Indenture.

    No Holder of any Debenture issued under the Indenture has any right to institute any proceeding with respect to the Debentures, such Indenture or for any remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default under the Indenture,
(ii) the Holders of at least 25% in principal amount of the outstanding New Debentures and Old Debentures, voting together as a single class, issued under the Indenture have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee under the Indenture, and (iii) the Trustee has not received from the Holders of a majority in principal amount of the outstanding New Debentures and Old Debentures, voting together as a single class, a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 60 days after receipt of such notice. Such limitations do not apply, however, to a suit instituted by a Holder of a Debenture for the enforcement of payment of the principal of or interest on such Debenture on or after the respective due dates expressed in such Debenture.

    During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the outstanding New Debentures and Old Debentures, voting together as a single class, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

    The Company is required to furnish to the Trustee an annual statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance.

SATISFACTION AND DISCHARGE OF THE INDENTURE AND THE DEBENTURES

    The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Debentures, as expressly provided for in the Indenture) as to all outstanding Debentures when either (i) all such Debentures theretofore authenticated and delivered (except lost, stolen or destroyed Debentures which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture or (ii) all such Debentures not theretofore delivered to the Trustee for cancellation (a) have become due and payable, or (b) will become due and payable within one year, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay the entire indebtedness on such Debentures not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of deposit (if such Debentures are then due and payable) or to the applicable maturity date, and the Company has paid all other sums payable by it under the Indenture.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture or the Debentures may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding New Debentures and Old Debentures, voting together as a single class; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each outstanding New Debenture and Old Debenture, (i) change the stated maturity of the principal of, or any installment of interest on, any Debentures, (ii) reduce the principal amount of or interest on, the Debentures, (iii) change the coin or currency in which any Debenture or the interest thereon is payable, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Debentures after the stated maturity, (v) reduce the percentage in principal amount of outstanding Debentures necessary to waive compliance with certain provisions of the Indenture or to waive certain defaults, or (vi) modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults, except to increase the percentage of outstanding Debentures required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each New Debenture and Old Debenture affected thereby.

    The Holders of a majority in aggregate principal amount of the New Debentures and Old Debentures, voting together as a single class, then outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any Person, unless: (i) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or disposition shall have been made shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia, and shall assume by a supplemental indenture all the obligations of the Company under the Debentures and the Indenture; (ii) immediately before and immediately after such transaction, after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after such transaction, and after giving effect thereto, the Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease or conveyance or disposition shall have been made, shall have a Cash Flow Ratio not in excess of 9 to 1.

DEFEASANCE

    The Company at any time may terminate all of its obligations with respect to the Debentures ("defeasance"), except for certain obligations, including those regarding the Defeasance Trust (as defined below) and obligations to register the transfer or exchange of the Debentures, to replace mutilated, destroyed, lost or stolen Debentures and to maintain agencies in respect of the Debentures. The Company may also at any time terminate its obligations under the covenants set forth in the Indenture, which are described under "Certain Covenants of the Company" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Debentures ("covenant defeasance").

    In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit in trust, for the benefit of the Holders, with the Trustee money or U.S. government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of and interest on the Debentures to redemption or maturity (the "Defeasance Trust"), (ii) the Company must deliver opinions of counsel to the effect that such Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws), and
(iii) the Company must comply with certain other conditions.

GOVERNING LAW

    The Indenture and the Old Debentures are, and the New Debentures will be, governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

    BONY is the Trustee under the Indenture and the indentures relating to the Company's existing senior subordinated indebtedness. BONY is a party to certain credit agreements with the Company and its subsidiaries, including the Credit Agreement, and is the Exchange Agent for the Exchange Offer. BONY may also maintain other banking arrangements with the Company in the ordinary course of business.

BOOK-ENTRY DELIVERY AND FORM

    The certificates representing the Old Debentures are, and for the New Debentures will be, issued in fully registered form, without coupons. The Old Debentures are, and the New Debentures will be, deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee in the form of global Debenture certificates (the "Global Certificates").

REGISTRATION RIGHTS AGREEMENT

    The Company is party to the Registration Rights Agreement with Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as the initial purchasers of the Old Debentures, pursuant to which the Company has agreed, for the benefit of the holders of the Old Debentures, to use its reasonable best efforts, at its cost, to file and cause to become effective a registration statement with respect to the Exchange Offer to exchange the Old Debentures for the New Debentures. Upon such registration statement being declared effective, the Company has agreed to offer the New Debentures in return for surrender of the Old Debentures. For each Old Debenture surrendered to the Company under the Exchange Offer, the holder will receive a New Debenture of equal principal amount. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or under certain other circumstances, the Company has agreed, at its cost, to use its reasonable best efforts to cause to become effective the Shelf Registration Statement with respect to resales of the Old Debentures and to keep such registration statement effective until August 26, 1999. The Company shall, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder when the Shelf Registration Statement for the Old Debentures has become effective and take certain other actions as are required to permit resales of the Old Debentures.

    In the event an Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to April 26, 1998, then the annual interest rate borne by the Old Debentures will be increased to 8 3/8%. Thereafter, at the end of each 90-day period during which such Exchange Offer is not consummated or such Shelf Registration Statement is not declared effective, the annual interest rate borne by the Old Debentures will be increased by an additional 0.25%. Upon consummation of such Exchange Offer or the effectiveness of such Shelf Registration Statement, the interest rate borne by the Old Debentures will revert to 8 1/8%.

    In the event an Exchange Offer is consummated, the Company will not be required under the Registration Rights Agreement to file the Shelf Registration Statement to register any outstanding Old Debentures, and the interest rate on such Old Debentures will remain at its initial level of 8 1/8%. The Exchange Offer will be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Debentures for all outstanding Old Debentures (other than Old Debentures held by a Restricted Holder) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Debentures for all Old Debentures that have been tendered and not withdrawn on the date that is 30 days following the commencement of such Exchange Offer. In such event, holders of Old Debentures seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors."

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain United States federal income tax consequences applicable to the exchange of Old Debentures for New Debentures pursuant to the Exchange Offer (the "Exchange") and the ownership and disposition of New Debentures. This summary deals only with New Debentures held as capital assets by holders who purchased Old Debentures at 100% of their principal amount, and not with special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, persons that hold New Debentures as a hedge (or hedged against) currency or interest rate risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Investors who purchased the Old Debentures at a price other than 100% of their principal amount should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

    HOLDERS OF OLD DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THE EXCHANGE AND OWNERSHIP OF NEW DEBENTURES.

EXCHANGE OFFER

    For United States federal income tax purposes, the Exchange will be disregarded and each New Debenture will be treated as a continuation of the corresponding Old Debenture. Accordingly, holders will not recognize gain or loss upon the Exchange.

UNITED STATES HOLDERS

    PAYMENTS OF INTEREST. Interest on a New Debenture will be taxable to a United States Holder (as defined below), as ordinary income at the time it is received or accrued, depending on the United States Holder's method of accounting for tax purposes. A "United States Holder" is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a domestic corporation,
(iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States fiduciaries have authority to control all substantial decisions of the trust.

    PURCHASE, SALE, RETIREMENT AND OTHER DISPOSITION OF NEW DEBENTURES. A United States Holder's tax basis in the New Debenture generally will be its cost of its Old Debenture. Upon the sale, retirement or other disposition of a New Debenture, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the United States Holder's tax basis in the New Debenture. Such gain or loss recognized on the sale or retirement of a New Debenture will be long-term capital gain or loss if the holding period of the New Debenture was more than one year. The holding period of a New Debenture acquired by a United States Holder in the Exchange will include the holding period of the corresponding Old Debenture.

UNITED STATES ALIEN HOLDERS

    For purposes of this discussion, a "United States Alien Holder" is any holder of a New Debenture who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a New Debenture.

    Under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

        (i) payments of principal, premium, if any, and interest by the Company or any of its paying agents to any holder of a New Debenture that is a United States Alien Holder will not be subject to United States federal withholding tax if, in the case of interest, (a) the beneficial owner of the New Debenture does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the beneficial owner of the New Debenture is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (A) the beneficial owner of the New Debenture certifies to the Company or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address or
    (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;


        (ii) a United States Alien Holder of a New Debenture will not be a subject to United States federal withholding tax on any gain realized on the sale or exchange of a New Debenture; and

        (iii) a New Debenture held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the United States federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (b) the income on the New Debenture would not have been effectively connected with a United States trade or business of the individual at the individual's death.

    Recently proposed Internal Revenue Service Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (i)(c) above. The Proposed Regulations also would require, with certain exceptions, in the case of New Debentures held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule generally would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    UNITED STATES HOLDERS. In general, information reporting requirements will apply to payments of principal and interest on a New Debenture and the proceeds of the sale of a New Debenture before maturity within the United States to non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

    UNITED STATES ALIEN HOLDERS. Under current law, information reporting on Internal Revenue Service Form 1099 and backup withholding will not apply to payments of principal and interest made by the Company or a paying agent to a United States Alien Holder on a New Debenture; PROVIDED, the certification described in clause (i)(c) under "United States Alien Holders" above is received; and provided further that the payor does not have actual knowledge that the Holder is a United States person. The Company or a paying agent, however, may report (on Internal Revenue Service Form 1042S) payments of interest on New Debentures. See the discussion above with respect to the rules under the Proposed Regulations.

    Payments of the proceeds from the sale by a United States Alien Holder of a New Debenture made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payment. Payments of the proceeds from the sale of a New Debenture to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Debentures for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Debentures. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Debentures received in exchange for Old Debentures where such Old Debentures were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 90 days from the date of this Prospectus, or shorter period as will terminate when all Old Debentures acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Debentures and resold by such broker-dealers.

    The Company will not receive any proceeds from any sale of New Debentures by broker-dealers. New Debentures received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Debentures. Any broker-dealer that resells New Debentures that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Debentures may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 90 days from the date of this Prospectus, or such shorter period as will terminate when all Old Debentures acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for New Debentures and resold by such broker-dealers, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

                           VALIDITY OF NEW DEBENTURES

    The validity of the New Debentures will be passed upon for the Company by Sullivan & Cromwell, New York, New York, counsel to the Company.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 that are incorporated in this Prospectus by reference have been incorporated herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of A-R Cable Services, Inc. and its subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 that are incorporated in this Prospectus by reference have been incorporated herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

    The first paragraph of Article Ninth of the Company's Certificate of Incorporation provides:

        The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. Such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

    Article VIII of the By-Laws of the Company provides:

        A. The corporation shall indemnify each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or alleged action in any other capacity while serving as a director, officer, employee or agent, to the maximum extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection with such proceeding. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided that, if the Delaware General Corporation Law so requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon receipt by the corporation of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article or otherwise.

        B. The right to indemnification and advancement of expenses conferred on any person by this Article shall not limit the corporation from providing any other indemnification permitted by law nor shall it be deemed exclusive of any other right which any such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

        C. The corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

    The Company has entered into indemnification agreements with certain of its officers and directors indemnifying such officers and directors from and against certain expenses, liabilities or other matters referred to in or covered by
Section 145 of the Delaware General Corporation Law. The Company has also entered into an agreement with Charles F. Dolan ("Mr. Dolan"), the Chairman of the Company, pursuant to which Mr. Dolan has agreed to guarantee the Company's obligation to indemnify its officers and directors to the fullest extent permitted by Delaware law. In addition, subject to certain limitations, Mr. Dolan has agreed to indemnify such officers and directors against any loss or expense such person may incur in connection with any transaction involving Mr. Dolan or entities affiliated with Mr. Dolan to the extent indemnification is not provided by the Company. Any payment required to be made by Mr. Dolan pursuant to such agreement will be reduced by any proceeds of insurance or reimbursement under any other form of indemnification reimbursement available to such officer or director. The Company maintains directors' and officers' liability insurance.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. The second paragraph of Article Ninth of the Company's Certificate of Incorporation provides for such limitation of liability.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 4.1              --  Registration Rights Agreement, dated August 26, 1997, between the Company and
                      Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and
                      Morgan Stanley & Co. Incorporated.*
 4.2              --  Indenture dated as of August 15, 1997 between the Company and Trustee.*
 4.3              --  Form of 8 1/8% Series B Senior Debentures due 2009 (included in Exhibit 4.2).
 5.1              --  Opinion of Sullivan & Cromwell.*
12.1              --  Computation of deficiency of earnings to fixed charges.*
23.1              --  Consent of KPMG Peat Marwick LLP.
23.2              --  Consent of Sullivan & Cromwell (included in Exhibit 5.1).
24                --  Powers of Attorney.*
25                --  Statement of Eligibility of The Bank of New York.*
99.1              --  Form of Letter of Transmittal.
99.2              --  Form of Notice of Guaranteed Delivery.


------------------------


*   Previously filed.


ITEM 22. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Oyster Bay and the State of New York, on the 30th day of October, 1997.


                                CABLEVISION SYSTEMS CORPORATION

                                By:  /s/ WILLIAM J. BELL
                                     -----------------------------------------
                                     Name: William J. Bell
                                     Title: Vice Chairman


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on October 30, 1997.


          SIGNATURE                        TITLE
------------------------------  ---------------------------

              *                 Chief Executive Officer and
------------------------------    Director (Principal
        James L. Dolan            Executive Officer)

     /s/ WILLIAM J. BELL        Vice Chairman and Director
------------------------------    (Principal Financial
       William J. Bell            Officer)

              *                 Senior Vice President and
------------------------------    Controller (Principal
     Andrew B. Rosengard          Accounting Officer)

              *                 Chairman of the Board of
------------------------------    Directors
       Charles F. Dolan

              *                 Vice Chairman and Director
------------------------------
      Marc A. Lustgarten

              *                 Chief Operating Officer and
------------------------------    Director
        Robert P. May

              *                 Executive Vice President,
------------------------------    General Counsel,
       Robert S. Lemle            Secretary and Director

              *                 Senior Vice President and
------------------------------    Director
       Sheila A. Mahony

              *                 Director and Chairman of
------------------------------    the Executive Committee
          John Tatta

              *                 Director
------------------------------
       Patrick F. Dolan

          SIGNATURE                        TITLE
------------------------------  ---------------------------

              *                 Director
------------------------------
   Francis F. Randolph, Jr.

              *                 Director
------------------------------
      Daniel G. Sweeney

              *                 Director
------------------------------
      Charles D. Ferris

              *                 Director
------------------------------
      Richard H. Hochman

              *                 Director
------------------------------
       Victor Oristano

              *                 Director
------------------------------
         Vincent Tese

*By: /S/ WILLIAM J. BELL                , as
Attorney-in-Fact
    -------------------------------------
       William J. Bell